The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3) and 424(b)(7)
Registration No. 333-150297

Subject to completion, dated May 29, 2008 Prospectus supplement (To Prospectus dated May 20, 2008)

4,000,000 shares

Innophos Holdings, Inc.

Common stock

The selling stockholders are selling 4,000,000 shares of our common stock under this prospectus supplement. Our common stock is listed on the NASDAQ stock market under the symbol “IPHS.” The last reported sale price of our common stock on the NASDAQ stock market on May 28, 2008 was $26.45 per share.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

See “ Risk Factors” beginning on page S-12 and in the documents incorporated by reference herein, including our Annual Report on Form 10-K, as amended, to read about risks that you should consider before buying shares of our common stock.

The delivery of shares of common stock will be made on or about                      , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

JPMorgan	Oppenheimer & Co.

Credit Suisse

UBS Investment Bank

BB&T Capital Markets

The date of this prospectus supplement is                     , 2008

Prospectus supplement

Prospectus

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where you can find more information” and “Incorporation of certain information by reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of certain information by reference.”

Where you can find more information

We are currently subject to the information requirements of the Exchange Act of 1934, as amended, and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov.

Registration statement.    We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Any statements made in this prospectus supplement concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 14, 2008, as amended;

•	our Proxy Statement on Schedule 14A filed with the SEC on April 28, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 9, 2008; and

•	our Current Reports on Form 8-K filed with the SEC on May 1, May 5 and May 7, 2008.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement. Requests for such copies should be directed to Investor Relations, Innophos Holdings, Inc.; 259 Prospect Plains Road; Cranbury, New Jersey 08512 or via telephone at (609) 495-2495.

You should rely only on the information contained in this prospectus supplement, the attached prospectus, the documents incorporated by reference and any written communication from us specifying the final terms of the offering. Innophos has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Innophos is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. The business, financial condition, results of operations and prospects of Innophos may have changed since that date.

Cautionary note regarding forward-looking statements

Certain information set forth in this prospectus supplement and incorporated by reference in this prospectus supplement, in particular, statements found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, and in our Quarterly Reports on Form 10-Q, contains “forward-looking statements” within the meaning of the federal and state securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “estimates,” or “anticipates,” or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make other forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will occur or be achieved. All forward-looking statements apply only as of the date made. Unless required by law, we undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that have occurred since the date such statements were made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in, or contemplated by, this prospectus supplement. See “Risk factors” for examples of factors, risks and uncertainties that could cause actual results to differ materially from those projected or assumed in our forward-looking statements. However, there may be other factors, including those discussed elsewhere in this prospectus supplement, which may cause our actual results to differ materially from the forward-looking statements. Any forward-looking statements should be considered in light of the risk factors specified in this prospectus supplement.

Prospectus supplement summary

This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless the context otherwise indicates, the terms “Innophos,” “Company,” “we,” “us,” and “our” as used in this prospectus supplement refer to Innophos Holdings, Inc. and its consolidated subsidiaries.

Company overview

We are a leading North American producer of specialty phosphates. Most specialty phosphates are highly customized, application-specific compounds that are engineered to meet customer performance requirements. Specialty phosphates often provide critical functionality related to the taste, texture and performance of foods, beverages, pharmaceuticals, oral care products and other applications. For example, specialty phosphates act as flavor enhancers in beverages, electrolytes in sports drinks, texture additives in cheeses, leavening agents in baked goods, calcium and phosphorus sources for nutritional supplements, pharmaceutical excipients and cleaning agents in toothpaste.

Our products are essential to the performance of our customers’ end products and require significant development, engineering and testing. In the case of food, beverage and pharmaceutical excipients, our production facilities must comply with the stringent standards of the U.S. Food and Drug Administration, or the FDA, and the U.S. Department of Agriculture, or the USDA. We maintain long-standing relationships, most spanning decades, with a number of blue-chip customers. We work closely with these and our other customers to design customized products that meet application-specific performance and quality requirements. Customers are often reluctant to switch specialty phosphate suppliers due to the low cost of specialty phosphates relative to customers’ total product cost, and the high functional value of specialty phosphates in customers’ products. In addition, new suppliers face significant barriers to entry related to capital cost and logistics. Furthermore, high transportation costs and the logistical challenges of providing just-in-time delivery limit the ability of many imported products to service the North American marketplace effectively.

We hold the number one or number two market position in each of our principal product lines; each respective market has seen consolidation to two key suppliers over the past decade. This consolidation, combined with the elimination of uneconomic capacity has led to improved effective industry utilization rates and fundamentals in the North American specialty phosphates market. We believe that we are the overall lowest-cost producer of specialty phosphate salts and specialty acids in North America as a result of our large scale and proprietary manufacturing technology.

Innophos commenced operations as an independent company in August 2004 after purchasing the North American specialty phosphates business from affiliates of Rhodia, S.A., or Rhodia, under an Agreement of Purchase and Sale dated as of June 10, 2004. In November 2006, we completed an initial public offering and listed our common stock for trading on the NASDAQ stock market.

For the twelve months ended March 31, 2008, we generated net sales and operating income of $604.8 million and $61.1 million, respectively.

Our product lines

We have three principal product lines: (1) Specialty Salts and Specialty Acids, (2) Purified Phosphoric Acid, and (3) Technical Sodium Tripolyphosphates, or STPP, and Other Products. Our products serve diverse end-use markets exhibiting stable demand growth. These markets are also characterized by a high degree of customer loyalty due to the technical complexity of our customized formulations as well as the significant production disruption and costs certain of our customers would experience if they were to switch to another supplier.

The following table identifies the principal applications of our product lines:

Principal product lines and applications

	Specialty salts and specialty acids	Purified phosphoric acid	STPP & other products
% of 2007 Net sales	51%	22%	27%

Principal applications

•       Bakery, dairy, meat and seafood products

•       Pharmaceutical excipients and nutritional supplements

•       Oral care products

•       Water treatment and metal finishing

•       Specialty fertilizers

•       Asphalt modification

•       Petrochemical catalysis

•       Semiconductor chip manufacturing

		• Beverage flavor enhancer • Water treatment • Metal treatment	• Auto-dishwashing • Home laundry detergents • Industrial and institutional cleaners • Fertilizers

As noted above our principal products are used as critical and value-enhancing ingredients in a variety of end-markets which exhibit stable demand growth. Unlike agricultural phosphates, which are commodity chemicals used primarily as fertilizers and livestock feed supplements, specialty phosphates are application-specific and act as critical ingredients in a variety of end-

uses. Our end-markets, which include food, beverages, cleaners, pharmaceutical, nutritional supplements and water treatment, are traditionally recession-resistant and have exhibited stable demand growth throughout economic cycles.

Our industry

The marketplaces for each of our product lines have seen consolidation to two primary suppliers and several secondary suppliers. We consider the two key suppliers in each product category to be: (i) our Company and Israel Chemicals Limited, or ICL, which acquired Astaris in 2005, in Specialty Salts and Specialty Acids; (ii) our Company and Potash Corporation of Saskatchewan Inc., or PCS, in Purified Phosphoric Acid; and (iii) our Company and Quimir in Technical STPP. The production of specialty phosphates begins with phosphate rock, which can be processed in two alternative ways to produce Purified Phosphoric Acid (PPA): (i) the thermal acid method, in which elemental phosphorus is combusted in a furnace and subsequently hydrated to produce purified phosphoric acid; or (ii) the purified wet acid method (PWA), in which mined phosphate rock is reacted with sulfuric acid to produce merchant green acid (agricultural grade phosphoric acid), which is then purified through solvent-based extraction into purified phosphoric acid. The conversion of merchant green acid into purified phosphoric acid (PPA) is a technically complex and capital-intensive process.

The thermal acid method of production is based on the electrolytic production of elemental phosphorus and is therefore electricity intensive, while phosphoric acid made by the purified wet acid process requires the use of significant amounts of sulfuric acid. Naturally, the relative overall costs of the two methods depend on the availability and cost of their component processes, electricity and coke for the former and sulfur for the latter. Purified phosphoric acid is reacted with appropriate mineral salts or inorganic compounds to produce various specialty phosphate salts or STPP as required. We currently use purified acid manufactured via the wet acid process for nearly all of our Specialty Salts and Specialty Acids manufacturing needs.

Key competitive strengths

The following competitive strengths have contributed to our market leadership position and our ability to generate strong cash flow. We expect these strengths to continue to support our leadership position and growth in the future:

Leading market positions in specialty products.    We are the largest specialty phosphates producer with what we believe to be the broadest specialty phosphates product offering in North America. The following table highlights our leading positions:

Products	2007 North American Market Position

Specialty Salts and Specialty Acids(1)	# 1
Purified Phosphoric Acid(2)	# 1	(3)
STPP(1)	# 2

(1)	Management estimates, based on sales.
(2)	Management estimates, based on production volume.
(3)	Tied for #1 with PCS, based on PCS’ 2007 annual report and management estimates.

High customer switching costs.    Our specialty phosphates are characterized by significant costs for our customers to switch to new suppliers. Our products are essential to the taste, feel and performance of our customers’ end-products but our specialty phosphates often represent only a small portion of a customer’s total product costs. Furthermore, we work closely with our customers to design custom-engineered chemicals that meet application-specific performance and quality requirements. In order to change its process or switch specialty phosphate suppliers, a customer often must conduct trials to validate the change or new material under stringent quality assurance processes which often include compliance with regulatory requirements, such as those of the FDA or USDA, industry standards and internal protocols. In some instances, we estimate that it can take up to 18 months to complete a single customer approval process or for a customer to qualify a new specialty phosphate supplier. Customers are therefore often reluctant to switch suppliers given this critical functionality and application-specific design.

Significant barriers to entry.    The specialty phosphates market benefits from certain financial, logistical, technological and service oriented characteristics that create meaningful barriers to entry:

•

Technical complexity—the technological aspects involved in developing and producing highly specialized phosphate products demand reliance on a complex and highly sophisticated technology foundation, including process expertise, application know-how, field technical services, and research and development capability.

•

High capital costs—specialty phosphate capacity is difficult to add and requires large capital investments. We estimate that building world-scale specialty phosphate capacity similar to our Coatzacoalcos, Mexico facility requires capital investment greater than $300 million and three-to-four year lead times.

•

Infrastructure barriers—customers typically require suppliers to provide significant sales and support infrastructure including technical services and just-in-time delivery capabilities. In addition, logistical challenges, high freight costs and currency risks impose significant barriers to producers outside of North America.

Low-cost structure.    Management believes that we are the overall lowest-cost producer of specialty salts and specialty acids in North America as result of our large scale and proprietary manufacturing technology. In addition, we benefit from an efficient manufacturing footprint. Our manufacturing and distribution facilities are strategically located close to our customers to minimize transportation costs and our largest manufacturing facility is located in Mexico, a low-cost region within North America.

The combination of our leading market positions, high customer switching costs, significant barriers to entry and our low-cost position provides us with a strong and sustainable competitive advantage.

Business strategy

Our strategic objective is to build on our strengths to expand margins by capturing full value for our products, selectively expand our market leadership, maintain our low-cost position and generate significant cash flow.

Grow our market share in specialty salts and acids.    We plan to grow our market share through a focus on higher growth specialty products, innovative new product applications and penetration into new geographic markets.

•

Target high growth niches—a number of segments we participate in are expected to grow faster than the overall market. For example, Specialty Salts and Specialty Acids have a range of food, beverage, consumer and pharmaceutical excipient applications that are experiencing such growth. We are targeting these niches through superior product innovation and continued collaboration with key customers.

•

Develop new innovative products for unmet customer needs—we plan to leverage our extensive experience in Specialty Salts and Specialty Acids engineering and customization to provide our customers with new value-creating products for their applications. Our research scientists and product engineers are continually working with end-customers to both improve existing products and to develop state of the art applications for new products. We have several recent product introductions. For example, Innophos used its recently developed proprietary technology to create and launch a new calcium phosphate nutritional supplement, VersaCAL Clear®. VersaCAL Clear® provides our customers the ability to add calcium and phosphorus supplementation to clear juices, soft drinks and colas, and sports drinks without affecting the clarity of the beverage, or more critically, the taste of the beverage.

•

Further penetrate faster-growing geographic markets—we believe our existing portfolio of proprietary products will support further penetration into faster-growing export markets such as China and South America. We have recently added distribution support staff in these markets to support this expansion and anticipate adding application development support labs in the future. Two recently introduced proprietary products into China have had demand that has exceeded our expectations.

Strengthen our low-cost position.    We have a solid historical track record of improving our cost structure and expect to continue executing cost structure improvements. Ongoing cost saving initiatives include pursuing operational efficiencies, optimizing existing technologies and networks, maintaining a lean organizational structure and continuously managing fixed costs. In addition to improving our manufacturing efficiency the company also seeks to strengthen its raw material cost position by diversifying its supplier base. For example, we have ongoing efforts to qualify secondary suppliers for the minerals salts used in making our specialty phosphate salts and to seek alternative sources of phosphate rock for our Coatzacoalcos facility. As part of our ongoing cost reduction efforts, we recently commissioned into service a cogeneration project at our Coatzacoalcos plant at a cost of approximately $17.0 million in March 2008. This project is expected to reduce our energy costs by approximately $6.0 million per year. In addition to the cogeneration project, we have identified numerous other optimization opportunities such as improving the integration of our Mexican and U.S. manufacturing network and reducing specific fixed cost elements. We believe that our cost structure improvement efforts initiated in 2007 and to be initiated in 2008 and 2009 will result in approximately $12.0 million to $15.0 million of annual cost savings by 2009. We are focused on realizing these savings and to continue finding future opportunities for profit improvement. We expect capital and other expenditures, including those for the cogeneration project, of approximately $21.0 million to $25.0 million will be required to realize these cost savings.

During 2007, we continued to implement our strategy, which is designed to grow with our markets, improve our cost structure, and reduce financial leverage and interest expense. Some of the actions taken during 2007 include:

•	Expanding the markets we serve through geographic expansion of our proprietary products and new products. We grew our export business in 2007 by approximately 30%.

•

In-sourcing the global sales and marketing functions of our pharma business by terminating an exclusive sales agency agreement with Rhodia, thereby allowing us to draw closer to our pharmaceutical customers and grow that business.

•	Focusing on high growth niches with targeted products and new market development to strengthen our position in the market.

•	Implementing cost savings projects addressing energy consumption, yields and efficiencies in Coatzacoalcos and the reorganization of our Mexican workforce.

•

Completing a refinancing transaction replacing the remainder of our Floating Rate Senior Notes due 2015 of a subsidiary, or the Floating Rate Senior Notes, with $66 million of 9 1/2% Senior Unsecured Notes due 2012, or the Senior Unsecured Notes, at a lower fixed rate.

•	Making pre-payments of $20.5 million on our bank term loan indebtedness.

Recent events and outlook

A tightening of supply became apparent in the U.S. specialty phosphate market during the fourth quarter of 2007. During that quarter, imports from overseas competitors dropped by roughly 40% from previous levels due to European and Asian suppliers significantly reducing exports to the U.S. market. Management believes the reduction can only be partially explained by anticipation of successful anti-dumping actions and the resulting Sodium Hexametaphosphate, or SHMP, duties levied on Chinese producers. Globally, there are a number of producers experiencing difficulty with supply for various reasons. We believe that the principal cause rests with demand for raw materials from the fertilizer industry that has continued to grow to levels that we have not seen in the past.

The factors that we believe are driving this demand, robust grain demand and prices, international demand for higher food crop yields and for biofuels, and continuing strong demand for metals, all remain in place, and they are creating a dynamic pricing environment.

Market prices of phosphate rock and sulfur, two primary raw materials used in the production of specialty phosphates, have increased substantially over the last several quarters. If current raw material market price levels for phosphate rock and sulfur are sustained throughout 2008 into early 2009, we currently estimate that our annual raw material costs will increase by an amount equivalent to approximately 50% to 60% of 2007 annual sales by the second quarter 2009, as compared to our cost structure at the end of 2007.

Historically, we have successfully recovered raw material, energy, and other cost increases through price increases. In addition to offsetting raw material cost increases, Management’s current pricing strategy also targets pricing our products at their full value. During the fourth quarter of 2007, we implemented price increases in all our product lines, most of which became effective January 1, 2008. We also implemented additional price increases in February and April 2008. We have recently announced additional price increases to be implemented through June 2008. The majority of these price increases are expected to be realized by July 2008 and are expected to allow us to meet or exceed the near term increases in raw material costs estimated above.

During 2008 management expects price increases will be achieved ahead of realized cost increases by a material amount. Management currently estimates the potential favorable impact of selling price increases exceeding raw material cost increases will result in at least a $36 million year over year improvement in operating income per quarter during the second, third, and fourth quarters of 2008. Management believes that this trend of selling price increases exceeding raw material cost increases by a material amount may continue through 2009.

While we cannot guarantee that these measures will succeed, to date marketplace acceptance rates for these increases have been high. In light of recent market volatility, it is possible that near term actual raw material costs may continue to increase, and that additional selling price increases or employment of other measures may be necessary to recover those additional cost increases. Finally, as we raise prices, it is possible that demand for our products may decline to the extent our customers reformulate their products or otherwise reduce purchases.

Risk factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our common stock involves substantial risk. In addition, our ability to execute our strategy is subject to certain risks. The risks described under the heading “Risk factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”

Principal stockholder

Prior to the consummation of this offering, funds associated with Bain Capital Partners, LLC, which we refer to collectively herein as Bain Capital, own approximately 48.3% of our common stock. Following the consummation of this offering, Bain Capital will own approximately 29.1% of our common stock, assuming no exercise of the underwriters’ overallotment option.

Our corporate information

We are a Delaware corporation. Our principal executive offices are located at 259 Prospect Plains Road, Cranbury, New Jersey 08512 and our telephone number is (609) 495-2495. Our website address is http://www.innophos.com. We do not incorporate the information on our website into this prospectus and you should not consider it part of this prospectus.

The offering

Issuer

Innophos Holdings, Inc.

Shares of common stock offered by the selling stockholders

4,000,000 shares (4,600,000 shares if the underwriters’ overallotment option is exercised in full).

Shares outstanding after consummation of the offering

The offering includes common stock already outstanding and does not affect the 20,885,791 shares outstanding prior to the offering.

Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

NASDAQ Symbol:     “IPHS”

Risk factors

Before investing in our common stock, you should carefully read and consider the information set forth in the section of this prospectus supplement entitled “Risk factors” and in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 31, 2007, as amended.

Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option to purchase 600,000 shares of common stock from the selling shareholders to cover overallotments.

Summary historical and other financial data

The following table presents our summary historical and other financial data, which you should read in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2007, December 31, 2006, and December 31, 2005 have been derived from our audited financial statements which are incorporated by reference herein. The data for the three-month periods ended March 31, 2008 and March 31, 2007 was derived from unaudited condensed and consolidated financial statements, which are incorporated by reference herein, which in our opinion contains all adjustments necessary for a fair statement of the interim financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future.

				(Unaudited)
(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008

Statement of Operations Data:
Net Sales	$535,499	$541,797	$578,982	$136,680	$162,538
Costs of Goods Sold	443,254	449,516	474,785	115,698	121,831

Gross Profit	92,245	92,281	104,197	20,982	40,707

Operating Expenses:
Selling, General and Administrative	48,685	59,598	54,441	10,413	16,769
Research and Development	2,240	1,734	2,047	542	510

Total Operating Expenses	50,925	61,332	56,488	10,955	17,279

Income from Operations	41,320	30,949	47,709	10,027	23,428
Interest Expense	46,628	58,242	41,559	9,921	8,620
Foreign Exchange (Gains) Losses, Net	177	(162)	40	(134)	290
Other (Income) Expense, Net	(516)	(228)	(299)	58	(80)

Income (Loss) Before Income Taxes	(4,969)	(26,903)	6,409	182	14,598
Provision for Income Taxes	6,724	5,914	11,896	2,250	5,342

Net Income (Loss)	$(11,693)	$(32,817)	$(5,487)	$(2,068)	$9,256
Preferential Distribution to Class L Common Stockholders	3,174	1,605	*	*	*
Net (Loss) Attributable to Class A Common Stockholders	(14,867)	(26,546)	*	*	*
Net Income (Loss) Attributable to Common Stockholders	*	(7,876)	(5,487)	(2,068)	9,256

				(Unaudited)	(Unaudited)
(dollars in thousands, except per share data)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008

Per Share Data:
Earnings (Loss) Per Share:

Basic
Class A	$(1.55)	$(2.77)	*	*	*
Class L	$1.19	$0.60	*	*	*
Common	*	$(0.39)	$(0.27)	$(0.10)	$0.44
Diluted
Class A	$(1.55)	$(2.77)	*	*	*
Class L	$1.19	$0.60	*	*	*
Common	*	$(0.39)	$(0.27)	$(0.10)	$0.43

Weighted Average Shares Outstanding:
Basic
Class A	9,597,696	9,595,061	*	*	*
Class L	2,678,383	2,677,648	*	*	*
Common	*	20,270,463	20,676,859	20,562,809	20,801,582

Diluted
Class A	9,597,696	9,595,061	*	*	*
Class L	2,678,383	2,677,648	*	*	*
Common	*	20,270,463	20,676,859	20,562,809	21,376,623

				(Unaudited)	(Unaudited)
(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008

Other Data:

Cash Flows Provided by (Used in):
Operating Activities	$46,058	$40,937	$43,441	$(1,932)	$(9,811)
Investing Activities	(10,862)	(15,577)	(30,476)	(4,625)	(4,086)
Financing Activities	13,445	(55,003)	(29,064)	(9,525)	9,982
Cash Interest Paid	30,907	42,712	38,786	13,807	10,980
Cash Income Taxes Paid	6,026	13,925	7,786	1,950	7,465
Capital Expenditures	10,862	15,577	28,356	4,625	4,086

As of March 31, 2008

(Unaudited)

Balance Sheet Data:
Accounts Receivable	$68,822
Inventories	95,618
Property, Plant & Equipment, Net	253,488
Total Assets	553,531
Total Debt	398,000
Total Stockholders’ Equity	50,962

*	Not applicable.

Risk factors

Investing in our common stock involves substantial risk. Our business, operating results and cash flows can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Along with the risks and uncertainties listed below you should carefully consider the risks, uncertainties and assumptions discussed under the caption “Risk factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, which are incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other documents we file with the SEC in the future (see “Incorporation of certain information by reference”).

Risks related to our common stock and this offering

Shares eligible for sale in the future may cause the trading price for our common stock to decline.

Sales of a substantial number of shares of our common stock following this offering, or the perception that these sales could occur, may depress the trading price of our common stock. These sales could also impair our ability to raise additional capital through a sale of our equity securities. Our certificate of incorporation authorizes us to issue 100,000,000 shares of common stock. As of April 30, 2008, 20,885,791 shares of common stock were outstanding, of which we believe approximately 10.1 million shares were not freely tradeable as of such date, we had an additional 1,151,707 shares subject to issuance covered by options and we had no outstanding warrants.

The number of shares of common stock eligible for sale in the public market is limited by restrictions under federal securities law and may also be restricted under any agreements entered into with any underwriters who may participate in this offering. Those agreements restrict these persons, including the selling stockholders, from selling, pledging or otherwise disposing of their shares for a period of 60 days after the date of this prospectus supplement without the prior written consent of JP Morgan Securities, Inc. However, JP Morgan Securities Inc. in its sole discretion, at any time or from time to time and without notice may release all or any portion of the common stock from the restrictions of the lock-up agreements.

We may continue to issue our stock and, subject to any restrictions in our debt instruments, we may issue the stock of our subsidiaries to raise capital. Issuances of our stock or the stock of a subsidiary could dilute the interest of our existing stockholders and may reduce the trading price of our common stock.

We may be restricted or be unable to pay cash dividends on our common stock in the future.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries, most directly Innophos, Inc., our primary operating subsidiary, and Innophos Investments Holdings, Inc., to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries’ debt agreements. Under our credit agreement and the indenture governing the Senior Subordinated Notes due 2014, or the Senior Subordinated Notes Innophos, Inc. is limited in its ability to pay dividends or other distributions to us. In addition, in the event that we are not restricted by debt covenants from paying cash dividends, any such dividend payment will depend upon our financial condition, earnings, legal requirements and other factors deemed relevant by our board of directors. Under Delaware law, our ability to pay dividends is limited to alternative tests measured by our surplus and earnings. Any one or more material adverse financial developments, including items such as losses from operations or write downs of assets, net of positive effects including earnings and reductions of debt, at a magnitude so as to reduce our surplus or earnings below the amounts legally required at any time for dividends, could render us unable to pay them, even if we had the cash to do so.

Furthermore, we are permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness, including our credit agreement and the indentures governing the Senior Unsecured Notes due 2012 and the Senior Subordinated Notes due 2014, will permit us to pay dividends on our common stock or otherwise adhere to our dividend policy. See “Dividend policy.”

Our largest stockholder can exert influence over us and may have interests that diverge from yours.

As of April 30, 2008, funds affiliated with Bain Capital Partners, LLC, which we refer to collectively herein as Bain Capital, held of record approximately 48.3% of our common stock. As a result, the shares held of record by Bain Capital represent approximately 48.3% of the number of votes in any matter on which our stockholders are entitled to vote. After the completion of this offering, Bain Capital will continue to hold approximately 29.1% of our common stock, assuming no exercise of the underwriters’ overallotment option.

Bain Capital may have interests that diverge from those of other holders of our common stock. As a result, Bain Capital may vote the shares it owns or otherwise cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our common stock.

Certain provisions of our corporate governing documents and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of our company, or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our certificate of incorporation and by-laws permit us to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional, and other special rights, if any, and any qualifications, limitations, or restrictions of the shares of the series. In addition, our certificate of incorporation permits our board of directors to adopt amendments to our by-laws. Finally, in the event of a “change of control” as defined in our debt agreements, we may be required to, among other things, repay all of our outstanding senior debt, as defined in the relevant agreement, and/or repurchase all or a portion of the Senior Subordinated Notes due 2014 and the Senior Unsecured Notes due 2012 at a purchase price in cash equal to the aggregate principal amount of notes repurchased plus a premium, accrued and unpaid interest and liquidated damages, if any, on the notes repurchased, which could materially adversely impact the value of our common stock.

Risks related to our business

Raw materials availability and pricing

Our principal raw materials consist of phosphate rock, sulfur and sulfuric acid, merchant green acid, purified phosphoric acid and energy (principally natural gas and electricity). Our raw materials are generally purchased under long-term supply contracts typically priced according to predetermined formulae dependent on price indices or market prices. The prices we pay under these contracts generally lag the market prices of the underlying raw material. In rapidly increasing price environments these long-term supply contracts tend to be favorable to the Company, possibly by material amounts. Conversely, in rapidly decreasing price environments these long-term supply contracts could be unfavorable to the Company, possibly by material amounts. We do not typically engage in futures or other derivatives contracts to hedge against fluctuations in future prices. These effects may also be amplified with respect to our supply contracts that have multiple-year durations. The Company may enter into sales contracts where the selling prices for our products are fixed for a period of one year, exposing us to volatility in raw materials prices that we acquire on a spot market basis.

Various market conditions can affect the price and supply of our raw materials. Because phosphate rock is also used globally for fertilizer production, the cost of that material is mainly driven by demand conditions in the fertilizer market and freight costs, which traditionally have been volatile, and both of which escalated rapidly during 2007 and into 2008. We obtain phosphate rock from OCP, a state-owned mining company in Morocco, and our supply of that material could be affected by capacity constraints, political unrest or weather conditions in the areas where our supplier operates. Furthermore, we are currently in negotiations with OCP regarding our phosphate rock pricing and supply for 2008 and beyond, under our supply agreement. Pending such discussions, we have reached agreement upon an interim price for 2008, but we cannot guarantee that the final price for 2008 would not differ materially from the agreed interim pricing we are currently paying. In the event we cannot reach agreement with OCP, our agreement provides a dispute resolution process involving binding arbitration.

Natural gas prices have experienced significant volatility in the past several years. Wide fluctuations in natural gas prices may result from relatively minor changes in the supply and demand, market uncertainty, and other factors, both domestic and foreign, that are beyond our control. In addition, natural gas is often a substitute for petroleum-based energy supplies and natural gas prices are positively correlated with petroleum prices. Future increases in the price of petroleum (resulting from increased demand, political instability or other factors) may result in significant additional increases in the price of natural gas. We typically purchase natural gas at spot market prices for use at our facilities which exposes us to that price volatility, except in those instances where, from time to time, we enter into longer term, fixed-price natural gas contracts.

Most of our raw materials are supplied to us by either one or a small number of suppliers. Some of those suppliers rely, in turn, on sole or limited sources of supply for raw materials included in their products. Failure of our suppliers to maintain sufficient capability to meet changes in demand or to overcome unanticipated interruptions in their own sources of supply from force majeure conditions, such as disaster or political unrest, may prevent them from continuing to supply raw materials as we require them, or at all. Our inability to obtain sufficient quantities of sole or limited source raw materials or to develop alternative sources on a timely basis if required could result in increased costs in our operations or our inability to properly maintain our existing level of operations. A planned outage at our Coatzacoalcos, Mexico facility in the fourth quarter of 2007, for example, had to be extended as a result of incidents disrupting our supplier’s petroleum distribution network that, in turn, reduced sulfur extraction activities and delivery to local sulfuric acid producers at a time when we were unable to make up the shortfall from other sources. See “Management’s discussion and analysis of financial condition and results of operations”.

Supplier contract concentration

Our business activities depend on long-term or renewable contracts to supply materials or products. In particular, we rely to a significant degree on single-source supply contracts and some of these contractual relationships may be with a relatively limited number of suppliers. Although most of our supplier relationships are typically the result of multiple contractual arrangements of varying terms, in any given year, one or more of these contracts may come up for renewal. In addition, from time to time, we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain duration. If we experience delays in delivering contracted production, we may be subject to contractual liabilities to the buyers to whom we have promised the products.

Competitive factors

We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, including product differentiation and innovation, product quality, technical service, and supply reliability. In addition, in some markets, our products are subject to price competition due to factors such as competition from low-cost producers, import competition, excess industry capacity and consolidation among our customers and competitors. New products or technologies developed by competitors may also have an adverse impact on our competitive position. Expansions, such as the startup of a fourth production train of purified phosphoric acid by PCS in 2006, ICL’s ammonium phosphates plant in Israel, and others as they may develop, such as Budenheim’s recently announced plans to build a blending facility in the U.S., could have a negative impact on our competitive position.

From time to time, we have experienced pricing pressure, particularly from significant customers and often coincident with periods of overcapacity, in the markets in which we compete. In the past, we have taken steps to reduce costs and resist possible price reductions by structuring our contracts and developing strong non-price related customer service relationships. However, price reductions in the past have adversely affected our sales and margins, and if we are not able to offset price pressure when it arises through improved operating efficiencies, reduced expenditures and other means, we may be subject to those same effects in the future.

Increased costs and pricing may accelerate substitution of competing products.

The prices we are paying for raw materials, particularly phosphate rock and sulfur, necessary to manufacture our products have risen dramatically since 2007 and are expected to do so for the foreseeable future. We can only recover anticipated cost escalation of this magnitude through pricing actions on our part. Although there can be no assurance we will be successful in maintaining our margins through future price increases, thus far in 2008, we have been successful in doing so. See “Recent trends and events” in the section titled “Management’s discussion and analysis of results of operations and financial condition”.

However, as the costs and prices of our products correspondingly rise, certain of those products, particularly those directed at end use markets such as the detergent and oral care markets (where their portion of the end product cost is often larger), face an increasing threat of substitution from cost factors alone. Under circumstances where the costs of known and acceptable substitute non-phosphate chemistries become economically viable for a significant portion of our end use markets, our customers may decide to utilize the substitute chemistries to control their costs. If higher costs and prices result in such substitutions for major products and markets and we are not able to shift our manufacturing capabilities to alternate products we can sell profitably, we could face a loss of volumes, revenues and/or profits from this kind of cost-driven substitution. Although we cannot estimate the pricing levels at which cost substitution will affect us (since it depends on variables such as the duration of recent price escalation, the availability and costs of our products relative to the substitutes, and future marketing and pricing decisions made by our customers), we believe based on our understanding of where substitutions becomes feasible that at least 40% of our current end use markets could be exposed to some level of potential cost substitution. We cannot be sure that actions we take to reduce the effects of cost driven substitution will be effective, nor that those effects ultimately will not be material to our results of operations or financial position.

Reliance on Rhodia

We depend on Rhodia’s ability to perform its obligations under our 2004 acquisition agreements, primarily to indemnify us (or provide security) against potential liabilities whether asserted or yet to be asserted. However, Rhodia has experienced financial difficulties in recent years, and recently stated they were under significant margin pressure due to increasing costs of raw materials. There is no assurance that, even if Rhodia accepts those obligations, it will be able to fund them when, as and if required. In February 2008, New York State’s highest court affirmed a declaratory judgment we won in a New York trial court holding Rhodia liable for taxes asserted by the Mexican National Waters Commission, or CNA, for fresh water extraction, or Fresh Water Claims, at our Coatzacoalcos, Mexico facility dating back to the period 1998-2002. The Fresh Water Claims amount to approximately $32.4 million (inclusive of interest, inflation and penalties, at current exchange rates) and are currently being contested in Mexican tax court proceedings. We cannot be sure that, if those proceedings are decided in favor of the CNA, the Fresh Water Claims or other claims we have made (or will make) against Rhodia can be satisfied by it, or recovered through actions to attach Rhodia’s assets in the U.S. As a result, we may have to pay CNA expenses from our own resources. We also depend on Rhodia’s ability to fulfill its responsibilities under certain operating arrangements, including the sulfuric acid supply agreement providing feedstock to the interconnected PCS facility supplying merchant green acid at our Geismar plant. Adverse financial developments affecting Rhodia’s continued performance under its supply agreement with Innophos could require us to provide replacement sulfuric acid, if available, at significantly higher market prices than provided in the contract with Rhodia. Depending on the size and timing of the items involved, our results of operations and financial position may be adversely affected if we have to do so.

Environmental, safety, and production and product regulations or concerns

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and some of our products are ingredients in foods, nutritional supplements or pharmaceutical excipients that are used in finished products consumed or used by humans or animals. As a result, we are subject to extensive and frequently changing environmental and other regulatory requirements and periodic inspection by federal, state, and local authorities, including the U.S. Environmental Protection Agency, or EPA, the FDA, and the USDA, as well as other regulatory authorities and those with jurisdiction over our foreign operations. Our operations also expose us to the risk of claims for environmental remediation and restoration or for exposure to hazardous materials. Our production facilities require various operating permits that are subject to renewal or modification. Violations of environmental laws, regulations, or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages, the rescission of operating permits, third-party claims for property damage or personal injury, or other costs.

Maintaining compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us. Currently, we are involved in several compliance and remediation efforts and agency inspections concerning health, safety and environmental matters.

EPA has indicated that compliance at facilities in the phosphate industry is a high enforcement priority. In 2004, it conducted a multi-media inspection and in 2005 it followed up on issues regarding compliance with air, water and hazardous waste regulations at our Geismar, Louisiana plant. In August 2006, we received a report in connection with that inspection identifying certain areas of concern raised by EPA under its hazardous waste regulations. In March 2007, we received a further EPA request for additional information concerning hazardous waste, air pollution controls and materials handling at the Geismar plant. On March 20, 2008, we received a letter from the Department of Justice, or DOJ advising us that EPA had referred a civil case to that agency alleging certain violations of certain hazardous waste provisions of the Resource Conservation and Recovery Act at our Geismar, Louisiana facility. If it were determined finally that our operations at Geismar were out of compliance, we might have to pay fines and penalties and invest in remedial facilities to achieve compliance, developments that, in the aggregate, could be material to our operations. If the same were to occur at our acid supplier PCS’ (Potash Corporation of Saskatchewan) interconnected plant at Geismar, it is possible that its operations could be interrupted for an extended time while it sought to achieve compliance, the impact of which could also be material to our operations, as our Geismar facility cannot operate economically under current market conditions without raw materials from this supplier’s interconnected plant. Depending upon the facts and circumstances of, and developments arising from any non-compliance, our long-term raw materials supply contract at Geismar may be adversely affected, and its provisions may not afford us full relief against losses we may suffer.

Some existing environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at those locations without regard to causation or knowledge of contamination. Many of our sites have an extended history of industrial use. Soil and groundwater contamination have been detected at some of our sites, and additional contamination might occur or be discovered at these sites or other sites (including sites to which we may have sent hazardous waste) in the future. We continue to investigate, monitor or clean-up contamination at most of these sites. Due to the uncertainties associated with environmental investigations and clean-ups and the ongoing nature of the investigations and clean-ups at our sites, we cannot predict precisely the nature, cost and timing of our future remedial obligations with respect to our sites.

Additional laws or regulations focused on phosphate-based products may be implemented in the future. For example, a number of states within the U.S. and Canada are moving to effectively ban the use of phosphate-based products in consumer automatic dishwashing detergents. In 2006, Washington State enacted legislation of that type, to be effective in several counties in 2008 and state-wide in 2010. Additional states have enacted similar legislation effective in 2010, and comparable bills are being considered by the legislatures of other states. In 2006, the trade association that includes major manufacturers of consumer automatic dishwashing detergents began actively to support these efforts in the U.S. and Canada, increasing the likelihood they will become widespread. This trend and related changes in consumer preferences could have a significant impact on our business to the extent we are not able to react in a timely and adequate manner to our customers’ reformulations of automatic dishwashing detergent products and resulting market changes, including whether the rest of the industry adjusts accordingly, by adjusting our sales and manufacturing plans. Furthermore, although already banned in home laundry detergents in many U.S. States, phosphates are still permitted for those applications in many Latin American regions. We cannot be sure that such a ban for use in home laundry detergents may not be implemented in some or all of these Latin American markets in the future, although the geological and hydrological conditions (i.e., river and lake regions) differ substantially from the U.S. and Canada. Additional laws or regulations focused on reduced use of other phosphate-based products could occur in the future. For example, some jurisdictions have threatened to further regulate or ban the use of polyphosphoric acid and orthophosphoric acid in asphalt road construction. Such a ban, if instituted in multiple jurisdictions or throughout the U.S. and Canada, could have a significant impact on our business.

Changing technologies

Our future results will depend on our ability to continue to introduce new products and applications that offer distinct value for our customers. Many of our products could be affected by technological change and new product introductions and enhancements. For example: technical grade STPP (used as a builder in automatic dishwasher detergents) may be substituted by a new builder; Specialty Acids products, such as Polyphosphoric Acid (used in asphalt modification applications), may be substituted by polymers; or Specialty Salts products, such as Calcium Phosphates (used in Calcium fortification), may be substituted by other sources of Calcium such as Calcium Carbonate. We expect to continue to enhance our existing products, to identify, develop, and manufacture new products with improved capabilities, and to make improvements in our productivity in order to maintain our competitive position. We also intend to devote resources to the development of new technologically advanced products and systems and to continue to devote a substantial amount of expenditures to the research and development functions of our business. However, we cannot assure you that we will be successful in achieving our goals in those regards.

Mexican water recycling agreement discharge taxes

One of our Mexican subsidiaries is the successor to an agreement with the CNA (originally entered into by a previous owner of our Coatzacoalcos facility in 1997) to construct a water recycling system with improved environmental specifications for water discharge and to complete that project by December 31, 2004. Under the terms of the agreement, the CNA temporarily exempted our subsidiary from the payment of waste water discharge duties, taxes and related charges that normally would have been payable. All equipment to recycle water was in place and in operating condition as of the deadline. In 2005, our subsidiary received a government authorization known as a Concession Title (containing a waste water discharge permit and annexes known as Particular Discharge Conditions, or CPDs) granting relief as to all discharge limits requested while the agreement was in force.

Despite the completion of the project and receiving the new Concession Title, we have been advised that CNA regional officials may take the position the applicable discharge limits with which our subsidiary was required to comply during the term of the agreement are to be determined by a previous set of CPDs (and not the current ones). In that case, the CNA could determine we did not fully comply with the terms of the agreement. Apparently, there is no time frame within which the CNA must make that determination. In the event our subsidiary were found not to be in compliance with the agreement, the exempted duties, taxes and related charges through December 31, 2004 (estimated to range up to $11.1 million at current exchange rates as of May 27, 2008, including inflation and interest), would be reinstated, and it is possible a penalty could be imposed of up to an additional $11.7 million at current exchange rates. If any such claim is presented, we would take appropriate steps to challenge it before the CNA and/or Mexican courts and since it relates to pre-acquisition obligations as to the business we acquired in 2004, evaluate potential indemnification rights against Rhodia.

International operations

We have significant production operations in Mexico and Canada. Further, we derive approximately 48% of our revenue from sales outside the U.S. and we believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenue for the foreseeable future. There are inherent risks in international operations, including currency fluctuations and devaluations, unsettled political conditions and communication and translation errors due to language barriers. Among those additional risks potentially affecting our Mexican operations are changes in local economic conditions, disruption from political unrest and difficulty in enforcing agreements due to differences in the Mexican legal and regulatory regimes compared to those of the U.S. Risks that our Canadian operations may be subject to include changes in laws or regulations differing from trends in the U.S. and currency fluctuations and devaluations.

Our overall success as a multinational business depends, in part, upon our ability to succeed in differing economic, social and political conditions. Among other things, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks posed by local customers and distributors. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business. These risks are not limited to just those countries in which we operate facilities. For example, our Mexican operations and the supply of phosphate rock from Morocco and regions under disputed Moroccan sovereignty claims are both subject to the risk of adverse affects from local political unrest.

As a U.S. corporation, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. We sell many of our products in developing countries through sales agents and distributors that are not subject to our disciplinary procedures. While we and our subsidiaries are committed to conducting business in a legal and ethical manner and we communicate our policies to all who do business with us, we cannot be sure that all our third party distributors or agents remain in full compliance with the FCPA at all times.

Product liability exposure

Many of our products are additives used in the food and beverage, consumer product, nutritional supplement and pharmaceutical industries. The sale of these additives and our customers’ products that include them involve the risk of product liability and personal injury claims, which may be brought by our customers or end-users of products. While we adhere to stringent quality standards, in the course of their production, storage and transportation, our products could be subject to adverse effects from foreign matter such as moisture, dust, odors, insects, mold, or other substances (organic or inorganic), or from excessive temperature. Historically, we have not been subject to material product liability claims, and none are currently outstanding. However, because our products are used in manufacturing a wide variety of our customers’ products, including those ingested by people, we cannot be sure we will not be subject to material product liability or recall claims in the future.

Production facility operating hazards

Our production facilities are subject to hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, terrorist attacks, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances, storage tank leaks and other environmental risks. We have implemented and installed various management systems and engineering controls and procedures at all our production facilities to minimize these risks. We also insure our facilities to protect against a range of risks. However, these potential hazards do exist and could cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental and natural resource damage, and may result in a suspension of operations (or extended shutdowns) and the imposition of civil or criminal penalties, whose nature, timing, severity and non-insured exposures are unknown.

Intellectual property rights

We rely on a combination of contractual provisions, confidentiality procedures and agreements, and patent, trademark, copyright, unfair competition, trade secrecy, and other intellectual property laws to protect our intellectual property and other proprietary rights. Nonetheless, we cannot be sure that any pending patent application or trademark application will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable. The use of our intellectual property by others could reduce any competitive advantage we have developed or otherwise harm our business. Moreover, we cannot be sure that our property rights can be asserted in all cases or that we can defend ourselves successfully or cost-effectively against the assertion of rights by others.

Contingency planning

We operate a number of manufacturing facilities in the U.S., Canada and Mexico, and we coordinate company activities, including our sales, customer service, information technology systems and administrative services and the like, through headquarters operations in those countries. Our sites and those of others who provide services to them are subject to varying risks of disaster and follow on consequences, both manmade and natural, that could degrade or render inoperable one or more of our facilities for an extended period of time. Such disaster related risks and effects are not predictable with certainty and, although they can be mitigated, they cannot be avoided. We seek to mitigate our exposures to physical disaster events in a number of ways. For example, where feasible, we design and engineer the configuration of our plants to reduce the consequences of disasters. We also maintain insurance for our facilities against casualties, including extended business interruption, and we continually evaluate our risks and develop contingency plans for dealing with them. Although we have reviewed and analyzed a broad range of risks applicable to our business, the ones that actually affect us may not be those we have concluded most likely to occur. Furthermore, although our reviews have led to more systematic contingency planning, our plans are in varying stages of development and execution, such that they may not be adequate at the time of occurrence for the magnitude of any particular disaster event that befalls us.

Risks relating to our indebtedness

High leverage

Our assets were acquired in 2004 in a transaction with a high proportion of debt. After our initial public offering of equity in November 2006, we remain a highly leveraged company with total consolidated indebtedness of $398.0 million and stockholders’ equity of $51.0 million at March 31, 2008. Our substantial indebtedness could have a number of effects threatening our financial condition, including difficulty satisfying our obligations directly related to our debt, increasing our vulnerability to general adverse economic and industry conditions, requiring us to dedicate a substantial portion of cash flow from operations to payments on our indebtedness (thereby reducing the availability of our cash flow to fund working capital), limiting our flexibility in planning for, or reacting to, changes in our business (thereby placing us at a competitive disadvantage compared to our competitors with less debt), and limiting our ability to borrow additional funds.

Our business policy has been to prudently reduce leverage and we took steps to do so in 2007. At March 31, 2008, we had approximately $31.5 million of borrowing capacity under our revolving credit facility. Furthermore, we are not prevented from incurring obligations that do not constitute “indebtedness” as defined in our debt instruments. Thus, if new debt was added to our current debt levels and additional obligations were incurred, the related risks that we now face from leverage could intensify.

Covenants in our senior debt instruments restrict our financial and operating flexibility and, if we are unable to comply with those covenants, our lenders may declare due and payable all outstanding loan obligations, thereby severely harming our financial condition, operations and prospects for growth. Our debt instruments contain covenants imposing detailed restrictions on our business, including, for example, on asset sales, incurring more debt, paying dividends, making investments and acquisitions, creating liens, repurchasing securities, and engaging in mergers, acquisitions and transactions with affiliates. They also contain cross-defaults, by reason of which a default on one debt instrument leads to default on others. Overall, these restrictions may affect our ability to operate our business as we think best and may limit our ability to take advantage of business opportunities. Moreover, we cannot be sure that we always will be in compliance with our debt covenants, and, if we are not, that our lenders will waive our non-compliance and forebear from enforcing their rights which could include accelerated collection.

Our ability to make scheduled payments on, or to refinance, debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and other factors beyond our control. We cannot be sure that we will maintain a level of cash flows from operating activities sufficient to permit us to pay all amounts due on the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations and other liquidity needs, we may be forced to reduce or delay capital expenditures and other plans such as acquisitions, to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful in permitting us to meet our debt service obligations and other liquidity needs.

Exposure to interest rate volatility

As of March 31, 2008, approximately 36% of our total indebtedness bore interest at variable rates. Because these rates change with prevailing interest rates, higher prevailing rates will increase the amount of interest we have to pay on our debt. Interest rates could increase dramatically over the next several years. We estimate (based on our variable rate debt outstanding at March 31, 2008) that our annual debt service obligations could increase by $1.4 million per year for each 1% increase in the average interest rate we pay.

Risks related to our equity ownership structure

In November 2006, we completed a public offering in which we and affiliates of Bain Capital, our largest stockholders, sold a total of 10,000,000 shares of common stock. Prior to that offering, Bain Capital and its affiliates owned approximately 98.5% of our equity and currently (as of March 1, 2008) they own of record approximately 48.3% of our equity. In connection with our public offering, we also satisfied initial requirements for listing and our common stock was approved for trading on the NASDAQ Stock Market. Also, to facilitate our offering and reduce future potential conflicts of interest, we and Bain Capital took several related steps. First, we terminated a 2004 Advisory Agreement by which Bain Capital provided services to us, and Bain Capital effectively terminated a 2004 Stockholders’ Agreement, under which it had, among other things, contractual rights to structure our Board of Directors and bring about major corporate transactions. A 2004 Registration Rights Agreement to which we, Bain Capital and certain of our executives are parties, and under which Bain Capital and the other parties have rights to cause us to register their common stock for public sale, was not modified.

Concentrated stockholder voting power

As a result of their remaining stock ownership position, Bain Capital and its affiliates are able to cast approximately 48.3% of the number of votes in any matter on which our stockholders are entitled to vote. While that number is not enough under our governing instruments to provide Bain Capital with an absolute majority of votes, it does mean, as a practical matter, Bain Capital, if it desired, may be able to more easily cause matters to occur by reason of the dispersion of voting power among our remaining stockholders. After Bain Capital, our two next largest stockholders have reported that they own beneficially approximately 9.3% and 7.3%, respectively, of our equity.

As part of our requirements for listing on NASDAQ and by virtue of laws and rules applicable to us as a publicly held company, we were required to implement governance changes that included restructuring our Board of Directors and certain key Board committees. As a result of those requirements with which we complied in a timely fashion, our Board of Directors is now composed of a majority of directors who are “independent” (as defined by NASDAQ rules) and our three standing Board committees, Audit, Compensation, and Nominating & Governance, are composed entirely of independent directors.

Regardless of our governance changes and other steps to put our relationship with Bain Capital on an arms’ length basis, we do not know Bain Capital’s business plans concerning our company.

It may have interests that diverge from those of other holders of our common stock, and it may vote the shares it owns or otherwise seek to cause us to take actions that may conflict with the interests of other stockholders. Those actions could relate to significant corporate transactions, including among others a sale of our company, decisions about our capital structure and the composition of our board of directors. The results of those actions, if Bain Capital prevailed in taking them, could adversely affect our listing on NASDAQ, and the liquidity and trading price of our common stock, as well as our results of operations and financial condition.

Overhang of salable or issuable stock relative to float

The trading market for our common stock was first established in November 2006. The float in that market now consists of slightly more than 10,000,000 shares out of a total of 20,885,791 shares issued and outstanding (as of April 30, 2008) and an additional 1,151,707 shares subject to issuance covered by exercisable options (as of April 30, 2008). Under the 2004 Registration Rights Agreement referred to above, Bain Capital and the other parties may require us to register for sale publicly (at times largely of their choosing) substantially all the outstanding shares of common stock not now in the float. Sales of a substantial number of shares of our common stock or the perception that significant sales could occur (particularly if the sales are concentrated in time or amount), may depress the trading price of our common stock. Stock sales in the market by persons other than the Company could also impair our ability to raise additional capital through a sale of our equity securities.

Our Certificate of Incorporation provides for a total authorized capital consisting of up to 100,000,000 shares of common stock and up to 10,000,000 shares of preferred stock in serial designation, of which 22,560,974 shares of common stock had been issued or reserved for issuance and 77,439,026 remained authorized but unreserved and unissued (all as of April 30, 2008). We may continue to issue our stock and, subject to any restrictions in our debt instruments, we may issue the stock of our subsidiaries to raise capital. Issuances of our stock or the stock of a subsidiary could dilute the interest of our existing stockholders and may reduce the trading price of our common stock.

Contingencies affecting dividends

Following our 2006 public offering, our Board of Directors declared a cash dividend on our common stock and initiated a policy of paying regular quarterly cash dividends on that security, subject to the availability of funds, legal and contractual restrictions and prudent needs of our business. However, we are a holding company that does not conduct any business operations of our own. As a result, we are normally dependent upon cash dividends, distributions and other transfers from our subsidiaries, most directly Innophos, Inc., our primary operating subsidiary, and Innophos Investments Holdings, Inc., its parent, to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by covenants in the debt agreements governing us and our subsidiaries and by provisions of Delaware law. As allowed by existing debt instruments, we may incur additional indebtedness that may restrict to an even greater degree, or prohibit, the payment of dividends on stock. We cannot be sure that agreements governing our current and future indebtedness will permit us to adhere to our current dividend policy, or pay any dividends at all, or that continued payment of dividends will remain prudent for our business in the future judgment of our Board of Directors.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the selling shareholders. We will bear all costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, but not limited to, all registration and filing fees, fees and expenses of our counsel and our accountants and fees and expenses of counsel to the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and brokerage expenses incurred by the selling stockholders in connection with their sales of common stock.

Dividend policy

Since our initial public offering on November 2, 2006, we have declared dividends at a rate of approximately $0.17 per share per quarter. Subject to action by the board of directors on a quarterly basis, management’s current policy is to recommend dividends at the current rate be continued, reflecting its judgment at the present time that stockholders are better served if we distribute to them, as quarterly dividends payable at the discretion of our board of directors, a portion of the cash generated by our business in excess of our expected cash needs rather than retaining or using the cash for other purposes. Our expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company, taxes and certain other costs. On an annual basis, we expect to pay dividends with cash flow from operations, but, due to temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

Dividends on our common stock are paid solely at the discretion of our board of directors. We are not required to pay dividends, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide, in its discretion at any time, to decrease the amount of dividends, otherwise modify or repeal any dividend policy or discontinue entirely the payment of dividends.

Because we are a holding company, substantially all assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Our board of directors will seek to assure itself that the statutory requirements will be met before actually declaring dividends. Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors, but in no event can be less than the aggregate par value of our issued stock. Our board of directors may base its determinations on our financial statements, a fair valuation of our assets or another reasonable method. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends. If we sought and were not able to obtain expert opinions confirming our ability to pay dividends, we likely would not pay them.

Paid at the current rate annualized, the dividend on our common stock now outstanding requires approximately $14.2 million of surplus to be available per year. As of February 29, 2008, our surplus calculated in accordance with Delaware law was approximately $55.7 million. Our surplus condition in the future and its adequacy to support dividends will depend on our future financial results and position at the time of each dividend declaration. Any one or more material adverse financial developments, including items such as losses from operations or write downs of assets, net of positive effects including earnings and reductions of debt, could reduce available surplus below the amount legally required at any time for dividends to be paid, unless at the same time we had sufficient prior earnings under the alternative Delaware test. Under those circumstances, dividends could not be paid even if the company had the cash to do so. We cannot be sure in the future we will continue to meet the legal tests to pay dividends at the current or any other rate. Even if we meet those tests under adverse business developments, we cannot be sure our board of directors will consider it prudent at the time to continue paying dividends on our common stock.

Our ability to pay dividends is now restricted, and likely will continue to be restricted, by agreements governing our indebtedness and that of our subsidiaries, including the indentures governing our Senior Unsecured Notes due 2012 and the Senior Subordinated Notes due 2014, as well as the senior secured credit agreement of Innophos, Inc. That agreement generally limits Innophos, Inc.’s ability to pay dividends to amounts annually not exceeding $0.75 per share or a maximum of $17.5 million.

Selected financial data

The following table presents selected historical consolidated statements of operations, balance sheet and other data for the periods presented and should only be read in conjunction with our audited consolidated financial statements and the related notes thereto, which are incorporated by reference herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus supplement. The historical financial data for the years end December 31, 2007, December 31, 2006 and December 31, 2005, for the periods August 14, 2004 to December 31, 2004 and January 1, 2004 to August 13, 2004 and for the year ended December 31, 2003, have been derived from our historical audited combined or consolidated financial statements. The data for the three-month periods ended March 31, 2007 and March 31, 2008 was derived from unaudited condensed consolidated financial statements, incorporated by reference in this prospectus supplement, which in our opinion contains all adjustments necessary for a fair statement of the interim financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year.

On August 13, 2004, Innophos Holdings, Inc. acquired 100% of the common stock of Innophos, Inc., which, along with its subsidiaries, acquired from Rhodia the specialty phosphate assets of Rhodia’s operations in the U.S., Port Maitland, Canada (Ontario) and Mission Hills, Mexico, as well as the common stock of certain Mexican subsidiaries. As a result, our financial statements are presented under two different bases of accounting. All historical Rhodia activity up to and including August 13, 2004 under the predecessor basis is presented on a combined basis while all Innophos activity from August 14, 2004 forward under the successor basis is presented on a consolidated basis.

	(Unaudited)		Successor (consolidated)				Predecessor (combined)
(Dollars in thousands, except per share amounts, share amounts or where otherwise noted)	Three months ended March 31,		Year ended December 31,			August 14, through December 31, 2004	January 1, through August 13, 2004	Year ended December 31, 2003
	2008	2007	2007	2006	2005

Statement of Operations Data:
Net sales	$162,538	$136,680	$578,982	$541,797	$535,499	$205,607	$332,721	$503,920
Cost of goods sold	121,831	115,698	474,785	449,516	443,254	177,568	277,014	422,914

Gross profit	40,707	20,982	104,197	92,281	92,245	28,039	55,707	81,006

Operating expenses:
Selling, general and administrative	16,769	10,413	54,441	59,598	48,685	19,026	22,875	38,452
Research and Development	510	542	2,047	1,734	2,240	964	3,106	4,816
In-process Research and Development	—	—	—	—	—	1,200	—	—
Goodwill impairment (1)	—	—	—	—	—	—	—	17,600
Restructuring (2)			—	—	—	—	1,783	2,082
Asset securitization, net	—	—	—	—	—	—	(66)	963

Total operating expenses	17,279	10,955	56,488	61,332	50,925	21,190	27,698	63,913

Operating income	23,428	10,027	47,709	30,949	41,320	6,849	28,009	17,093
Interest expense, net	8,620	9,921	41,559	58,242	46,628	11,065	3,098	3,351
Foreign exchange losses (gains), net	290	(134)	40	(162)	177	315	627	1,735
Other expense (income), net	(80)	58	(299)	(228)	(516)	(50)	22	146

Income (loss) before income taxes	14,598	182	6,409	(26,903)	(4,969)	(4,481)	24,262	11,861
Provision (benefit) for income taxes	5,342	2,250	11,896	5,914	6,724	(3,706)	8,954	11,245

Net (loss) income	$9,256	$(2,068)	$(5,487)	$(32,817)	$(11,693)	$(775)	$15,308	$616

Allocation of net income (loss) to common shareholders (3):
Class A	*	*	*	$(26,546)	$(14,867)	$(5,563)	*	*
Class L	*	*	*	$1,605	$3,174	$4,788	*	*
Common	$9,256	$(2,068)	$(5,487)	$(7,876)	*	*	*	*
Per Share Data:
Income (Loss) Per Share (3):
Basic
Class A	*	*	*	$(2.77)	$(1.55)	$(0.58)	*	*
Class L	*	*	*	$0.60	$1.19	$1.79	*	*
Common	$0.44	$(0.10)	$(0.27)	$(0.39)	*	*	*	*
Diluted
Class A	*	*	*	$(2.77)	$(1.55)	$(0.58)	*	*
Class L	*	*	*	$0.60	$1.19	$1.79	*	*
Common	$0.43	$(0.10)	$(0.27)	$(0.39)	*	*	*	*
Weighted Average Shares Outstanding (3):
Basic
Class A	*	*	*	9,595,061	9,597,696	9,590,851	*	*
Class L	*	*	*	2,677,648	2,678,383	2,676,473	*	*
Common	20,801,582	20,562,809	20,676,859	20,270,463	*	*	*	*
Diluted
Class A	*	*	*	9,595,061	9,597,696	9,590,851	*	*
Class L	*	*	*	2,677,648	2,678,383	2,676,473	*	*
Common	21,376,623	20,562,809	20,676,859	20,270,463	*	*	*	*

*	Not applicable

	(Unaudited)		Successor (consolidated)				Predecessor (combined)
(Dollars in thousands)	Three months ended March 31,		Year ended December 31,			August 14, through December 31, 2004	January 1, through August 13, 2004	Year ended December 31, 2003
	2008	2007	2007	2006	2005

Other Data:
Cash flows provided by (used in):
Operating activities	$(9,811)	$(1,932)	$43,441	$40,937	$46,058	$(5,375)	$44,095	$26,348
Investing activities	(4,086)	(4,625)	(30,476)	(15,577)	(10,862)	(486,432)	(2,633)	(12,673)
Financing activities	9,982	(9,525)	(29,064)	(55,003)	13,445	503,052	(43,287)	(10,330)
Capital expenditures	4,086	4,625	28,356	15,577	10,862	4,046	2,745	13,107

	(Unaudited)	Successor (consolidated)				Predecessor (combined)
	March 31, 2008	Year ended December 31,				Year ended December 31, 2003
(Dollars in thousands)		2007	2006	2005	2004(4)

Balance Sheet Data:
Accounts receivable(5)	$68,822	$60,079	$56,316	$55,842	$66,324	$52,689
Inventories	95,618	78,728	70,569	76,281	66,563	61,849
Property, plant & equipment, net	253,488	260,563	277,222	305,016	333,549	298,235
Total assets	553,531	542,699	565,320	646,189	630,891	569,996
Total debt	398,000	384,500	399,800	528,795	384,555	209,941
Total owner’s net investment	—	—	—	—	—	240,573
Total stockholders’ equity	$50,962	$44,704	$60,712	$10,786	$138,725	$—

(1)	Represents the non-cash impairment write-down of goodwill at our Mexican subsidiaries pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of December 31, 2003.

(2)	Restructuring costs primarily represent employee termination costs and relate to the following items:

(a)	$2.1 million in 2003 primarily for the elimination of (i) 38 positions at our Chicago Heights facility in connection with the outsourcing of certain distribution and packaging operations and (ii) 24 individuals in our Mexican operations as we positioned ourselves as a stand-alone company; and

(b)	$1.8 million from January 1 – August 13, 2004 primarily relating to (i) headcount reductions at our Cranbury headquarters relating to the restructuring of our company to a product-focused organization and (ii) the elimination of seven individuals at our Chicago Heights facility relating to the aforementioned initiatives.

(3)	We have not reflected any distributions or other amounts attributable to common stock including an earnings per share calculation for the predecessor period given the different basis of accounting between predecessor and successor period and that the predecessor had not issued any common stock or potential common stock.

(4)	The successor period reflects the application of purchase accounting in accordance with SFAS No. 141, “Business Combinations”, and represents the consolidated financial statements of Innophos Holdings, Inc. and wholly-owned subsidiaries.

(5)	Accounts receivable does not include the unretained portion of gross accounts receivable that had been sold under Rhodia’s asset securitization program in 2003 in the amount of $18,542.

Included in income (loss) before income taxes are the following unusual items:

	$ Millions
	2007	2006

Unusual Items Included in Operating Income:
Management Advisory Fees (a)	$ —	$15.2
Gains on Mexican Legal Entity Restructuring (b)	—	(0.9)
Separation Consulting Fees, Professional Fees and Other Costs (c)	0.3	3.2
Legal Expenses Related to CNA Litigation (d)	0.2	0.1
Termination of Pharma Sales Agency Agreement	6.3	—
Mexican Port Facility Tax Settlement for the period 1996 - 2006 (e)	2.0	—
Mexican Workforce Reorganization (e)	1.4	—

Total of Unusual Items Included in Operating Income	10.2	17.6

Unusual Items Included in Net Interest Expense:
Call Premiums and Penalties (f)	1.8	3.6
Deferred Financing Acceleration due to Debt Retirement (g)	1.9	3.4

Total of Unusual Items in Net Interest Expense	3.7	7.0

Total Unusual Items Included in Income (Loss) Before Tax	$13.9	$24.6

(a)	Advisory Fees relates to an advisory agreement with Bain Capital for general executive and management services as well as merger, acquisition and divestiture assistance and analysis of financial alternatives. In exchange for these services, Bain Capital receives an annual advisory service fee of $2.0 million plus transaction related fees and reasonable out of pocket expenses. The 2006 fees include $13.2 million to terminate the advisory agreement.

(b)	Mexican Statute Change represents a non-cash benefit related to a Mexican benefits reserve adjustment as a result of changes in the law governing such benefits. The legal entity restructuring relates to a non-income tax gain triggered by the restructuring of our Mexican legal entities.

(c)	Separation Consulting Fees, Professional Fees and Other Separation Costs represents fees for information technology, tax compliance, and other expenses incurred in conjunction with our transition to a stand-alone entity post-separation from Rhodia. This adjustment also includes fees (primarily legal and accounting) incurred in conjunction with the registration of our Senior Subordinated Notes and Floating Rate Senior Notes in 2006 and our Senior Unsecured Notes in 2007.

(d)	CNA Litigation relates to legal costs associated with our CNA claim and the Rhodia indemnification.

(e)	Reported in cost of goods sold.

(f)	Call premiums and related prepayment penalties are a result of the call of $83.3 million Floating Rate Senior Notes in 2006 and the remaining $60.8 million Floating Rate Senior Notes in 2007.

(g)	Acceleration of non-cash deferred financing charges related to the prepayment of the Floating rate Senior Notes and term loan prepayments.

Management’s discussion and analysis of financial condition and results of operations

This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the “Risk factors” and “Cautionary note regarding forward-looking statements” sections of this prospectus supplement.

Overview

Innophos is a leading North American producer of specialty phosphates. Most specialty phosphates are highly customized, application-specific compounds that are engineered to meet customer performance requirements. Specialty phosphates are often critical to the taste, texture and performance of foods, beverages, pharmaceuticals, oral care products and other applications. For example, specialty phosphates act as flavor enhancers in beverages, electrolytes in sports drinks, texture additives in cheeses, leavening agents in baked goods, calcium and phosphorus sources for nutritional supplements, pharmaceutical excipients and cleaning agents in toothpaste.

Below is a summary chart of the corporate structure of our subsidiaries.

(1)	Issuer of 9.5% Senior Unsecured Notes.
(2)	Issuer of 8.875% Senior Subordinated Notes. Borrower under the senior secured credit facility.
(3)	Operating Companies.
(4)	Guarantor subsidiary of Innophos, Inc. Senior Subordinated Notes.

In November 2006 we completed an initial public offering of our common stock, or IPO, selling a total of 8,000,000 shares together with 2,000,000 shares sold by selling stockholders at $12 per share for total net proceeds to Innophos of $87.2 million (after underwriters discounts, commissions and expenses). We did not receive any proceeds from the shares of common stock sold by the selling stockholders. We used the net offering proceeds to pay down approximately $83.3 million in principal of our Floating Rate Senior Notes in December 2006, paying a call premium and accrued interest of approximately $4.4 million and resulting in an approximate $2.0 million charge to earnings for the acceleration of deferred financing charges.

2007 overview

Our financial performance in 2007 was highlighted by a sales increase of 6.9% from 2006 to $579.0 million, with increases occurring across all segments of the business. Gross profit for 2007 was $104.2 million, an increase of $11.9 million, or 12.9%, as compared to 2006, as selling prices and volume/mix effects outpaced increases in raw material and other manufacturing expenses. Operating expenses for the year ended December 31, 2007 were $56.5 million, a decrease of $4.9 million, or 8.0%, as compared to the same period in 2006 when the Company incurred $13.2 million in expenses related to the Company’s termination of a management advisory agreement with Bain Capital during the fourth quarter of 2006. The Company lowered its net interest expense in 2007 primarily by completing a refinancing transaction where the Floating Rate Senior Notes, its highest cost debt, were replaced by our lower cost Senior Unsecured Notes. 2007 net loss improved by $27.3 million, or 83.2%, compared to 2006. In addition, we paid dividends of $.62 per share of common stock.

Refer to the Company’s results of operations and liquidity for the year ended December 31, 2007 for further details.

During 2007, the Company continued to implement its strategy, which is designed to grow with our markets, improve our cost structure, and reduce financial leverage and interest expense. Some of the actions taken during 2007 include:

•	Expanding the markets we serve through geographic expansion of our proprietary products and new products. We grew our export business in 2007 by approximately 30%.

•

In-sourcing the global sales and marketing functions of our pharma business by terminating an exclusive sales agency agreement with Rhodia, thereby allowing us to draw closer to our pharmaceutical customers and grow that business.

•	Focusing on high growth niches with targeted products and new market development to strengthen our position in the market.

•	Implementing cost savings projects addressing energy consumption, yields and efficiencies in Coatzacoalcos and the reorganization of our Mexican workforce.

•	Completing a refinancing transaction replacing the remainder of our Floating Rate Senior Notes with $66 million of Senior Unsecured Notes at a lower fixed rate.

•	Making pre-payments of $20.5 million on our bank term loan indebtedness.

Recent events and outlook

A tightening of supply became apparent in the U.S. specialty phosphate market during the fourth quarter of 2007. During that quarter, imports from overseas competitors dropped by roughly 40% from previous levels due to European and Asian suppliers significantly reducing exports to the U.S. market. Management believes the reduction can only be partially explained by anticipation of successful anti-dumping actions and the resulting SHMP duties levied on Chinese producers. Globally, there are a number of producers experiencing difficulty with supply for various reasons. We believe that the principal cause rests with demand for raw materials from the fertilizer industry that has continued to grow to levels that we have not seen in the past.

The factors that we believe are driving this demand: robust grain demand and prices, international demand for higher food crop yields and for biofuels, and continuing strong demand for metals, all remain in place, and they are creating a dynamic pricing environment.

Market prices of phosphate rock and sulfur, two primary raw materials used in the production of specialty phosphates, have increased substantially over the last several quarters. If current raw material market price levels for phosphate rock and sulfur are sustained throughout 2008 into early 2009, we currently estimate that our annual raw material costs will increase by an amount equivalent to approximately 50% to 60% of 2007 annual sales by the second quarter of 2009, as compared to our cost structure at year-end 2007. Approximately half of this cost increase is expected to occur during 2008, with the balance expected to occur in the first quarter of 2009.

Historically, we have successfully recovered raw material, energy, and other cost increases through price increases. In addition to offsetting raw material cost increases, management’s current pricing strategy also targets pricing our products at full value. During the fourth quarter of 2007, we implemented price increases in all our product lines, most of which became effective January 1, 2008. We also implemented price increases in February and April 2008. We have recently announced additional price increases to be implemented through June 2008. These price increases are expected to be realized by July 2008 and are for the most part expected to allow us to meet or exceed the near term increases in raw material costs estimated above.

During 2008 management expects price increases will be achieved ahead of realized cost increases by a material amount. Management currently estimates the potential favorable impact of selling price increases exceeding raw material cost increases will result in at least a $36 million year over year improvement in operating income per quarter during the second, third, and fourth quarters of 2008. Management believes that this trend of selling price increases exceeding raw material cost increases by a material amount may continue through 2009.

While we cannot guarantee that these measures will succeed, to date marketplace acceptance rates for these increases have been high. In light of recent market volatility, it is possible that raw material costs may continue to increase, and that additional price increases or employment of other measures may be necessary to recover those additional cost increases. Finally, as we raise prices, it is possible that demand for our products may decline to the extent our customers reformulate their products or otherwise reduce purchases.

Results of operations

The following table sets forth a summary of the Company’s operations and their percentages of total revenue for the periods indicated (dollars in millions):

	Three months ended March 31, 2008		Three months ended March 31, 2007
	Amount	%	Amount	%

Net sales	$162.5	100.0	$136.7	100.0
Cost of goods sold	121.8	75.0	115.7	84.6

Gross profit	40.7	25.0	21.0	15.4
Operating expenses: Selling, general and administrative	16.8	10.3	10.5	7.7
Research & Development	0.5	0.3	0.5	0.4

Income from Operations	23.4	14.4	10.0	7.3
Interest expense, net	8.6	5.3	9.9	7.2
Foreign exchange (gains)/losses, net	0.3	0.2	(0.1)	(0.1)
Other expense (income)	(0.1)	(0.1)	0.1	0.1
Provision /(benefit) for income taxes	5.3	3.3	2.2	1.6

Net income (loss)	$9.3	5.7	$(2.1)	(1.5)

Three months ended March 31, 2008 compared to the three months ended March 31, 2007

Net Sales

Net sales represent the selling price of the products, net of any customer-related rebates, plus freight and any other items invoiced to customers. Net sales for the three months ended March 31, 2008 were $162.5 million, an increase of $25.8 million, or 18.9%, as compared to $136.7 million for the same period in 2007. Selling price increases had a positive impact on revenue of 29.8% or $40.8 million that occurred across all product lines. Volume and mix impacts upon revenue had a negative impact of 10.9% or $15.0 million that occurred primarily in STPP & Other Products due to lower production in the quarter due to rock supply interruptions related to logistics issues in Morocco, and timing of a March Granulated Triple Superphosphate, or GTSP, shipment delayed into April because of a customer’s ocean shipping logistics issues. At current market prices, the delayed GTSP shipment will result in approximately $3.6 million of gross profit delayed from the first quarter to the second quarter of 2008 which is roughly twice the impact we saw last year when we had a similar delayed shipment as a result of logistical issues from the third quarter to the fourth quarter of 2007.

The following table illustrates for the three months ended March 31, 2008 the percentage changes in net sales by reportable segment compared with the same period in 2007, including the effect of price and volume/mix impacts upon revenue:

	Price	Volume/Mix		Total

United States	14.0%	8.0%		22.0%
Canada	16.8%	(12.9%	)	3.9%
Mexico	54.5%	(37.8%	)	16.7%

The following table illustrates for the three months ended March 31, 2008 the percentage changes for net sales by major product lines compared with the same period in 2007, including the effect of price and volume/mix impacts upon revenue:

	Price	Volume/Mix		Total

Purified Phosphoric Acid	30.6%	(3.4%	)	27.2%
Specialty Salts and Specialty Acids	10.3%	11.2%		21.5%
STPP & Other Products	65.0%	(57.6%	)	7.4%

Gross profit

Gross profit represents net sales less cost of goods sold. Gross profit for the three months ended March 31, 2008 was $40.7 million, an increase of $19.7 million, or 93.8%, as compared to $21.0 million for the same period in 2007. Gross profit percentage increased to 25.0% for the three months ended March 31, 2008 versus 15.4% for the same period in 2007. The change in gross profit was due to higher selling prices which had a favorable impact of $40.8 million, partially offset by unfavorable sales volume and mix impacts upon revenue and higher raw material, freight, and manufacturing expenses which had a combined unfavorable impact of $22.5 million. Gross profit was also favorable by $1.4 million incurred in 2007 for Mexican workforce reorganization costs.

Operating expenses and research and development

Operating expenses consist primarily of selling, general and administrative, and research and development, or R&D, expenses. For the three months ended March 31, 2008, these costs were $17.3 million, an increase of $6.3 million, or 57.3%, as compared to $11.0 million for the same period in 2007. Operating expenses were negatively affected by $2.1 million of legal and other fees to comply with the DOJ STPP document request subpoena (which was below last quarter but above expectations due to higher document volumes), $1.3 million for professional fees to support growth and other corporate initiatives such as assessing our IT systems, $1.2 million higher short-term incentive program accruals, $0.5 million for increased commercial efforts, $0.5 million for outside legal services and $0.7 million of all other costs.

Operating income

Operating income for the three months ended March 31, 2008 was $23.4 million, an increase of $13.4 million, or 134.0%, as compared to $10.0 million for the same period in 2007. Operating income as a percentage of net sales increased to 14.4% versus 7.3% for the same period in 2007.

Interest expense, net

Net interest expense, including deferred financing amortization expense, for the three months ended March 31, 2008 was $8.6 million, a decrease of $1.3 million, compared to $9.9 million for the same period in 2007. This decrease is primarily due to the lower balance of our senior credit facility term loan, or Term Loan from prepayments made in 2007 and lower bond interest expense from the retirement/refinancing of our Floating Rate Senior Notes.

Foreign exchange

Foreign exchange loss for the three months ended March 31, 2008 was $0.3 million compared to a gain of $0.1 million for the same period in 2007. The U.S. Dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on remeasurement of non-U.S. Dollar denominated monetary assets and liabilities. Such gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. Dollar and the amount of non-U.S. Dollar denominated assets and liabilities increases or decreases.

Provision for income taxes

Provision for income tax expense for the three months ended March 31, 2008 was $5.3 million compared to $2.2 million for the comparable period of 2007. Income earned by our subsidiary in Mexico is fully taxable, so increases in our Mexican earnings, as we had in the first three months of 2008, would normally be expected to result in increased income tax expense.

Net income (loss)

Net income for the three months ended March 31, 2008 was $9.3 million, an increase of $11.4 million, compared to a net loss of $2.1 million for the same period in 2007, due to the factors described above.

Segment reporting

The company reports its operations in three reporting segments—United States, Mexico and Canada, each of which sells the entire portfolio of products. The primary performance indicators for the chief operating decision maker are sales and operating income, with sales on a ship-from basis. The following table sets forth the historical results of these indicators by segment:

	Three months ended March 31, 2008	Three months ended March 31, 2007	Net sales % change

Segment Net Sales
United States	$ 92,850	$ 76,127	22.0%
Mexico	61,884	53,039	16.7%
Canada	7,804	7,514	3.9%

Total	$162,538	$136,680	18.9%

Segment Operating Income
United States	$4,564	$652
Mexico	17,510	7,953
Canada	1,354	1,422

Total	$ 23,428	$ 10,027

Segment Operating Income % of net sales
United States	4.9%	0.9%
Mexico	28.3%	15.0%
Canada	17.4%	18.9%

Three months ended March 31, 2008 compared to the three months ended March 31, 2007

Segment net sales:

In the United States net sales increased 22.0% for the three months ended March 31, 2008 when compared with the same period in 2007. Selling prices increased sales by 14.0% with the increase across all product lines. Volume and mix impact upon revenue was an increase of 8.0%, primarily in Specialty Salts and Specialty Acids which showed its strongest quarter since Innophos was formed, due in part to increased market share resulting from commercial efforts and reduced competitive supply including imports.

In Mexico net sales increased 16.7% for the three months ended March 31, 2008 when compared with the same period in 2007. Selling prices increased sales 54.5%, mainly in STPP & Other Products but seen across all product lines. Volume and mix impact upon revenue was a decrease of 37.8%, mainly in STPP & Other Products but seen across all product lines due to low inventory levels after our fourth quarter 2007 sulfuric acid maintenance outage, lower production in the quarter due to rock supply interruptions related to logistics issues in Morocco, and timing of a March GTSP shipment delayed into April because of a customer’s ocean shipping logistics issues. At current market prices, the delayed GTSP shipment will result in approximately $3.6 million of gross profit delayed from the first quarter to the second quarter of 2008 which is roughly twice the impact we saw last year when we had a similar delayed shipment as a result of logistical issues from the third quarter to the fourth quarter of 2007.

In Canada net sales increased 3.9% for the three months ended March 31, 2008 when compared with the same period in 2007. Selling price increased sales 16.8% with increases across all product lines. Volume and mix impact upon revenue was a decrease of 12.9%, primarily in Specialty Salts and Specialty Acids.

Segment operating income % of net sales:

The 4.0% increase in the United States for the three months ended March 31, 2008 compared with the same period in 2007 is mainly due to favorable selling prices and a favorable volume and mix impact on revenue. This was partially offset by higher raw material costs and increased operating expenses, mostly related to legal fees to comply with the DOJ STPP document request subpoena and professional fees to support new corporate initiatives such as assessing our IT systems.

The 13.3% increase in Mexico for the three months ended March 31, 2008 compared with the same period in 2007 is due to favorable selling prices, which were partially offset by decreased volume and mix impacts upon revenue, and increased raw material costs. The increase is also due to lower costs related to the Mexican workforce reorganization costs incurred in 2007.

The 1.5% decrease in Canada for the three months ended March 31, 2008 compared with the same period in 2007 is due to unfavorable volume and mix impact on revenue and higher raw material costs partially offset by increased selling prices.

During the three month period ending March 31, 2008 depreciation and amortization expense was $7.4 million in the United States, $0.5 million in Canada, and $4.6 million in Mexico.

Liquidity and capital resources

The following table sets forth a summary of the Company’s cash flows for the periods indicated.

	March 31, 2008	March 31, 2007

Operating Activities	$(9.8)	$(1.9)
Investing Activities	(4.1)	(4.6)
Financing Activities	10.0	(9.5)

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Net cash used in operating activities was $9.8 million for the three months ended March 31, 2008 as compared to $1.9 million for the same period in 2007, a decrease in cash of $7.9 million. The decrease in operating activities cash resulted from an unfavorable changes of $19.9 million in net working capital and $1.0 million in non-current accounts, partially offset by favorable changes of $11.4 million in net income, as described earlier and $1.6 million in non-cash items affecting net income.

Non-cash items affecting net income were favorable by $1.6 million primarily due to increased depreciation expense, and decreased benefit from deferred taxes.

The change in net working capital is a use of cash of $32.2 million in 2008 compared to a use in 2007 of $12.3 million, an increase in the use of cash of $19.9 million. The increased use of cash is due to higher selling prices increasing accounts receivable balances and higher raw material costs increasing inventory values without any compensating increase in accounts payable which actually decreased due to advance payments to suppliers to ensure timely delivery of raw materials. Working capital is expected to continue to increase as we continue to raise prices and incur higher raw material costs.

Net cash used for investing activities was $4.1 million for the three months ended March 31, 2008, compared to $4.6 million for the same period in 2007, a decrease in the use of cash of $0.5 million. This was due to $2.2 million lower capital spending related to the cogeneration project in Coatzacoalcos, Mexico, partially offset by $1.4 million increased capital spending at our manufacturing facilities, and $0.3 million capitalized interest. As of March 31, 2008, the Company has expended, in total, approximately $17 million for the cogeneration project which is completed.

Net cash from financing activities for the three months ended March 31, 2008 was a source of $10.0 million, compared to a use of $9.5 million in for the same period in 2007, an increase in cash of $19.5 million. This is due to borrowing $14.0 million from our revolving credit facility to fund working capital needs and $7.5 million lower Term Loan principal payments, partially offset by $1.3 million higher dividend payments, and $0.7 million lower proceeds from stock option exercises. We borrowed an additional $5.0 million on April 1, 2008 and $5.0 million on April 24, 2008 to fund additional increases in working capital. We do not anticipate any further borrowings on the revolver in 2008 and expect to repay the entire revolver balance during the second and third quarters with the first repayment of $5.0 million having been made on May 5, 2008.

The Company is required within five days from the issuance of the 2008 annual financial statements to make a prepayment of the term loan in an amount equal to 50% of the excess cash flow (as defined in our credit agreement) in addition to the quarterly principal payments. As of March 31, 2008 management estimates the first quarter 2009 excess cash flow payment and the short-term required quarterly principal payments to be $44.0 million.

Results of Operations

The following table sets forth a summary of the Company’s operations and their percentages of total revenue for the periods indicated (dollars in millions):

	Year ended December 31,
	2007		2006		2005
	Amount	%	Amount	%	Amount	%

Net sales	$579.0	100.0	$541.8	100.0	$535.5	100.0
Cost of goods sold	474.8	82.0	449.5	83.0	443.3	82.8

Gross profit	104.2	18.0	92.3	17.0	92.2	17.2
Operating expenses: Selling, general and administrative	54.5	9.4	59.7	11.0	48.7	9.1
Research & Development	2.0	0.3	1.7	0.3	2.2	0.4

Income from Operations	47.7	8.2	30.9	5.7	41.3	7.7
Interest expense, net	41.6	7.2	58.2	10.7	46.6	8.7
Foreign exchange (gains)/losses, net	—	—	(0.2)	—	0.2	—
Other expense (income)	(0.3)	(0.1)	(0.2)	—	(0.5)	(0.1)
Provision /(benefit) for income taxes	11.9	2.1	5.9	1.1	6.7	1.3

Net income (loss)	(5.5)	(0.9)	(32.8)	(6.1)	(11.7)	(2.2)

Year ended December 31, 2007 compared to the year ended December 31, 2006

Net sales

Net sales represent the selling price of the products, net of any customer-related rebates, plus freight and any other items invoiced to customers. Net sales for the year ended December 31, 2007 were $579.0 million, an increase of $37.2 million, or 6.9%, as compared to $541.8 million for the same period in 2006. Selling price increases had a positive impact of 5.7% or $30.8 million on sales that occurred primarily in STPP & Other Products. Volume and mix impacts upon revenue had a positive impact of 1.2% or $6.4 million which occurred primarily in Specialty Salts and Specialty Acids.

The following table illustrates for the year ended December 31, 2007 the percentage changes in net sales by reportable segment compared with the prior year, including the effect of price and volume/mix changes upon revenue:

	Price	Volume/Mix	Total

United States	0.7%	2.1%	2.8%
Canada	(0.5)%	1.7%	1.2%
Mexico	14.7%	(0.3)%	14.4%

The following table illustrates for the year ended December 31, 2007 the percentage changes for net sales by major product lines compared with the prior year, including the effect of price and volume/mix changes:

	Price	Volume/Mix	Total

Purified Phosphoric Acid	0.9%	(1.5)%	(0.6)%
Specialty Salts and Specialty Acids	1.9%	4.2%	6.1%
STPP & Other Products	18.0%	(2.5)%	15.5%

Gross profit

Gross profit represents net sales less cost of goods sold. Gross profit for the year ended December 31, 2007 was $104.2 million, an increase of $11.9 million, or 12.9%, as compared to $92.3 million for the same period in 2006. Gross profit percentage increased to 18.0% for the year ended December 31, 2007 versus 17.0% for the same period in 2006. The change in gross profit was due to higher selling prices in 2007 which had a favorable impact of $30.8 million, as positive volume and mix impacts on revenue were offset by higher raw material, freight, and manufacturing expenses resulting in a net negative impact of $12.8 million. Gross profit was also negatively affected by $5.4 million of maintenance costs and $1.1 million of replacement raw material cost from the planned and unplanned outages in 2007 at the Coatzacoalcos, Mexico facility due to maintenance on its sulfuric acid unit and supply shortages. Gross profit was also reduced by unusual items in 2007 of $1.4 million for Mexican workforce reorganization costs, and a charge of $2.0 million for the settlement of taxes covering the periods 1996 to 2006 on our port facilities in Mexico. Finally, gross profit in 2007 was favorable relative to 2006 by $4.7 million from our planned non-annual major maintenance outages at our Geismar, Louisiana and Coatzacoalcos, Mexico facilities that occurred in 2006, and was negatively affected by $0.9 million for gains on Mexican legal restructuring also occurring in 2006.

Operating expenses and research and development

Operating expenses in 2007 consisted primarily of selling, general and administrative and R&D expenses. Operating expenses for the year ended December 31, 2007 were $56.5 million, a decrease of $4.9 million, or 8.0%, as compared to $61.4 million for 2006. Operating expenses had a net decrease of $11.6 million from unusual items (expenses of $18.4 million from various professional and sponsor fees in 2006 exceeded expenses in 2007 of $6.8 million primarily from the early cancellation of the pharma sales agency arrangements with Rhodia, and the transfer of business related assets and intellectual property to Innophos). 2007 operating expenses were also affected by $2.8 million of increased corporate governance costs which included internal audits and our Sarbanes Oxley compliance initiative, $2.6 million of legal and other fees to comply with the DOJ STPP document request subpoena and $1.3 million higher sales and marketing expenses primarily due to the in-sourcing of the pharma commercial activities.

Operating income

Operating income for the year ended December 31, 2007 was $47.7 million, an increase of $16.8 million, or 54.4%, as compared to $30.9 million for the same period in 2006. Operating income percentages increased to 8.2% for 2007 from 5.7% for 2006. Below is a summary of unusual items in operating income:

	$ Millions
	2007	2006

Unusual Items Included in Operating Income:
Management Advisory Fees	$ —	$15.2
Gains on Mexican Legal Entity Restructuring (a)	—	(0.9)
Separation Consulting Fees, Professional Fees and Other Costs	0.3	3.2
Legal Expenses Related to CNA Litigation	0.2	0.1
Termination of Pharma Sales Agency Agreement	6.3	—
Mexican Port Facility Tax Settlement for the period 1996 - 2006 (a)	2.0	—
Mexican Workforce Reorganization (a)	1.4	—

Total of Unusual Items Included in Operating Income	$10.2	$17.6

(a)	Reported in cost of goods sold.

Interest expense, net

Net interest expense, including deferred financing amortization expense, for the year ended December 31, 2007 was $41.6 million, a decrease of $16.6 million, or 28.5% as compared to $58.2 million for the same period in 2006. The decrease was due to lower interest expense of $3.2 million as a result of the decreasing balance of our senior credit facility term loan, or Term Loan from 2007 pre-payments, $10.4 million lower bond interest expense from the retirement/refinancing of our Floating Rate Senior Notes in April 2007, $1.8 million lower call premium and penalties $1.5 million lower accelerated deferred financing due to debt retirement and $0.3 million net increase from all other items. Below is a summary of unusual items in net interest expense:

	$ Millions
	2007	2006

Unusual Expense Items Included in Net Interest Expense:
Call Premiums and Penalties	$1.8	$3.6
Deferred Financing Acceleration due to Debt Retirement	1.9	3.4

Total of Unusual Items Included in Net Interest Expense	$3.7	$7.0

Foreign exchange

There was a net zero impact from foreign exchange for the year ended December 31, 2007, a decrease of $0.2 million as compared to a gain of $0.2 million for 2006. The U.S. Dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on remeasurement of non-U.S. Dollar denominated monetary assets and liabilities. Those gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. Dollar and the amount of non-U.S. Dollar denominated assets and liabilities increases or decreases.

Provision for income taxes

Provision for income tax expense for the year ended December 31, 2007 was $11.9 million, an increase of $6.0 million or 101.7% as compared to $5.9 million for 2006. Income earned by our subsidiaries in Mexico is fully taxable, so increases in our Mexican earnings, as were experienced in 2007, would normally be expected to result in increased income tax expense. In the United States, we continue to carry a full valuation allowance for our net deferred tax asset and, therefore, do not record a benefit for our U.S. tax losses.

Net loss

Net loss for the year ended December 31, 2007 was $5.5 million, an improvement in results of $27.3 million, or 83.2% as compared to a net loss of $32.8 million for 2006, due to the interaction of the factors described above.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Net sales

Net sales represent the selling price of the products, net of any customer-related rebates, plus freight and any other items invoiced to customers. Net sales for 2006 were $541.8 million, an increase of $6.3 million, or 1.2%, as compared to $535.5 million for 2005. Selling price increases to offset rising raw material costs had a positive impact of 7.6% or $40.8 million on sales. Volume declines due to the loss of share and shedding low margin business, along with the impact of mix and other changes, had a negative impact of 6.4% or $34.5 million upon revenue.

The following table illustrates for 2006 the percentage changes in net sales by reportable segment compared with the prior year, including the effect of price and volume/mix changes upon revenue:

	Price	Volume/Mix	Total

United States	8.2%	(9.2)%	(1.0)%
Canada	12.9%	(19.4)%	(6.5)%
Mexico	5.7%	0.6%	6.3%

The following table illustrates for 2006 the percentage changes for net sales by major product lines compared with the prior year, including the effect of price and volume/mix changes:

	Price	Volume/Mix	Total

Purified Phosphoric Acid	10.9%	(2.3)%	8.6%
Specialty Salts and Specialty Acids	5.6%	(8.3)%	(2.7)%
STPP & Other Products	8.9%	(6.1)%	2.8%

The volume/mix decline of 8.3% in Specialty Salts and Specialty Acids comes from the following approximate impacts:

•	0.6% negative impact from discontinuing low margin resales/tolling

•	3.0% negative impact from reduced share at several accounts

•	0.9% negative impact due to customer product reformulation

•	3.8% negative impact from changes in customer inventory levels, mix, and end use demand

The most significant drivers of the 3.0% share loss are:

•	1.1% due to the price driven loss of sales share primarily in one particular product line due to imported material

•	1.3% due to a customer unexpectedly moving their production offshore (We have regained this business in 2007)

•	0.6% due to reductions in exports and other accounts

The volume/mix decline of 6.1% in STPP & Other Products comes from the following approximate impacts:

•	7.5% negative impact from shedding low margin resales

•	1.0% negative impact from lost share at several accounts somewhat offset by increased demand at other existing accounts

•	2.4% positive impact from the timing on export shipments delayed into early January 2006

Gross profit

Gross profit represents net sales less cost of goods sold. Gross profit for 2006 was $92.3 million, an increase of $0.1 million, or 0.1%, as compared to $92.2 million for 2005. Gross margin decreased to 17.0% for 2006 versus 17.2% for 2005. The change in gross profit was primarily due to higher selling prices of $40.8 million, offset by a negative mix effect, higher raw materials, freight, and depreciation costs of $34.2 million. Gross profit was also negatively impacted by a $1.7 million increase in major non-annual maintenance expense at our Coatzacoalcos and Geismar facilities. Finally, gross profit was negatively impacted by $4.8 million ($2.1 million expense in 2006 versus $2.7 million income in 2005) from higher fixed costs due to planned inventory reductions. Inventory declined $5.6 million in the year 2006 compared to an increase of $9.7 million in the year 2005.

Operating expenses and research and development

Operating expenses in 2006 consist primarily of selling, general and administrative and R&D expenses. Operating expenses for 2006 were $61.4 million, an increase of $10.5 million, or 20.6%, as compared to 2005. This increase was primarily due to $11.9 million increased fees paid to Bain Capital, primarily for termination of the management advisory agreement. Expenses related to the Company’s evaluation of strategic initiatives, which ultimately resulted in our IPO, consisting of management retention bonuses and professional services resulted in increases of $4.7 million. These were offset by $1.7 million lower legal and professional fees related to the Rhodia indemnification matter and the defense of CNA tax claims, $2.2 million lower separation, relocation and recruitment costs, $1.5 million lower Mexico controls and tax compliance costs and $0.7 million reduction in all other operating costs.

Operating income

Operating income for 2006 was $30.9 million, a decrease of $10.4 million, or 25.2%, as compared to $41.3 million for 2005. Operating income percentages decreased to 5.7% for 2006 from 7.7% for 2005. Below is a summary of unusual items in operating income:

	$ Millions
	2006	2005

Unusual Items Included in Operating Income:
Advisory and Termination Fees Paid to Bain Capital	$15.2	$3.3
Gains on Mexican Statute Change & Legal Entity Restructuring	(0.9)	(2.2)
Separation Consulting Fees, Professional Fees and Other Costs	3.2	5.1
Legal Expenses Related to CNA Litigation	0.1	1.8
Other Items Impacting Operating Income	—	0.5

Total of Unusual Items Included in Operating Income	$17.6	$8.5

Interest expense, net

Net interest expense, including deferred financing amortization expense, for 2006 was $58.2 million, an increase of $11.6 million, compared to $46.6 million for 2005. This increase is due to higher interest rates and the full year compounding effect of the Floating Rate Senior Notes of $4.6 million, a call premium of $3.6 million associated with the call of $83.3 million principal of our Floating Rate Senior Notes, $1.8 million higher interest on our senior credit facility primarily due to higher interest rates, and increased deferred financing amortization charges of $3.1 million associated with our Term Loan debt repayments and the call of $83.3 million principal of our Floating Rate Senior Notes. These impacts were partially offset by $1.4 million increase in interest income. Below is a summary of unusual items in net interest expense:

	$ Millions
	2006	2005

Unusual Items Included in Net Interest Expense:
Call Premiums and Penalties	$3.6	$ —
Deferred Financing Acceleration due to Debt Retirement	3.4	0.4

Total of Unusual Items Included in Net Interest Expense	$7.0	$0.4

Foreign exchange

Foreign exchange gain for 2006 was $0.2 million, an improvement of $0.4 million, as compared to a loss of $0.2 million for 2005. The U.S. Dollar is the functional currency of our Mexican and Canadian operations. Consequently, foreign exchange gain or loss is recorded on remeasurement of non-U.S. Dollar denominated monetary assets and liabilities. Such gains and losses fluctuate from period to period as the foreign currencies strengthen or weaken against the U.S. Dollar and the amount of non-U.S. Dollar denominated assets and liabilities increases or decreases.

Provision for income taxes

Provision for income tax expense for 2006 was $5.9 million, compared to $6.7 million for 2005. In the U.S., we continue to carry a full valuation allowance of $16.5 million for our net deferred tax assets. As of December 31, 2006 our estimated accumulated U.S. net operating tax loss, or NOL, was $54.3 million.

Net loss

Net loss for 2006 was $32.8 million, an increase of $21.1 million, compared to a net loss of $11.7 million for 2005, due to the factors described above.

Segment reporting

We report our operations in three business segments—United States, Mexico and Canada, each of which sells the entire portfolio of products. The primary performance indicators for the chief operating decision maker are sales and operating income, with sales on a ship-from basis. The following table sets forth the historical results of these indicators by segment:

	2007	2006	2005

Segment Net Sales
United States	$326,882	$318,105	$321,255
Mexico	222,699	194,639	183,169
Canada	29,401	29,053	31,075

Total	$578,982	$541,797	$535,499

Net Sales % Growth
United States	2.8%	(1.0)%	(3.1)%
Mexico	14.4%	6.3%	4.5%
Canada	1.2%	(6.5)%	(0.9)%
Total	6.9%	1.2%	(0.5)%

Segment Operating Income
United States	$3,299	$1,544	$21,057
Mexico	39,819	28,422	20,327
Canada	4,591	983	(64)

Total	$47,709	$30,949	$41,320

Segment Operating Income % of net sales
United States	1.0%	0.5%	6.6%
Mexico	17.9%	14.6%	11.1%
Canada	15.6%	3.4%	(0.2)%

Segment net sales:

In the United States net sales increased 2.8% for the year ended December 31, 2007 when compared with 2006. Selling prices increased sales 0.7% with an increase in Specialty Salts and Specialty Acids being partially offset by a decrease in the other product lines. Volume and mix impact upon revenue was an increase of 2.1%, with favorable variances in Purified Phosphoric Acid and Specialty Salts and Specialty Acids. 2006 shows a decrease in net sales of 1.0% when compared with 2005. Positive price increases across all product lines of 8.2% did not compensate for the volume and mix impact upon revenue decrease of 9.2%, primarily in Specialty Salts and Specialty Acids and STPP & Other Products.

In Mexico net sales increased 14.4% for the year ended December 31, 2007 when compared with 2006. Selling prices increased sales 14.7%, primarily in STPP & Other Products, but Purified Phosphoric Acid also showed an increase. Volume and mix impact upon revenue was a decrease of 0.3%, with a decrease in Purified Phosphoric Acid being partially offset by an increase in Specialty Salts and Specialty Acids. 2006 net sales increased 6.3% when compared with 2005. Selling prices increased 5.7% primarily in Purified Phosphoric Acid and STPP & Other Products. Revenue increased 0.6% due to the volume and mix impact upon revenue increases in STPP & Other Products exceeding lower volume and mix impacts upon revenue in all other products.

In Canada net sales increased 1.2% for the year ended December 31, 2007 when compared with 2006. Selling prices decreased sales 0.5%, while volume and mix impact upon revenue was an increase of 1.7%, primarily in Specialty Salts and Specialty Acids. 2006 net sales in Canada decreased 6.5% when compared with 2005. Volume and mix impacts upon revenue decreased 19.4%, primarily in Specialty Salts and Specialty Acids, which exceeded increased prices of 12.9% across all products.

Segment operating income % of net sales:

The 0.5% increase in the United States for the year ended December 31, 2007 compared with 2006 was mainly due to decreased unusual costs between the two periods. Included in 2007 operating income were $6.8 million of unusual items primarily related to for the early cancellation of the Rhodia pharma sales agency arrangement and the transfer of business related assets and intellectual property to Innophos. Included in 2006 operating income were $18.4 million of unusual items related to the IPO. Favorable volume and mix effects upon revenue and slightly higher selling prices were more than offset by higher raw material and transportation costs, as well as higher manufacturing and operating expenses. The 6.1% decrease in the United States from 2005 to 2006 is mainly due to expenses related to the Company’s evaluation of strategic initiatives which ultimately resulted in the IPO and termination of the advisory agreement between the Company and Bain Capital, all of which was paid by the United States. Increases in raw material prices and freight costs, unfavorable mix, decreased sales volume and mix impacts upon revenue exceeding increased prices, and higher fixed costs due to planned inventory reductions added to the decline.

The 3.3% increase in Mexico for the year ended December 31, 2007 compared with 2006 was due to favorable selling prices which exceeded higher raw material and maintenance outage costs. There were minimal volume and mix effects upon revenue. There were also increased costs associated with the Mexican workforce reorganization and expenses related to settlement of prior period Mexican port facilities taxes. The 3.5% increase in Mexico from 2005 to 2006 is due to favorable selling price and lower raw material costs exceeding higher fixed costs due to planned inventory reductions following our major non-annual maintenance outage and related expenses.

The 12.2% increase in Canada for the year ended December 30, 2007 compared with 2006 was due to positive volume and mix impacts upon revenue, and lower manufacturing costs including depreciation and amortization expense. Selling prices were essentially flat. The 3.6% increase in Canada from 2005 to 2006 is due to selling price improvements, which exceeded the margin losses from lower sales volume and mix impacts upon revenue.

The United States had depreciation and amortization of $28.4 million, $25.0 million, and $25.4 million in 2007, 2006, and 2005, respectively. Canada had depreciation and amortization of $1.5 million, $3.7 million, and $3.7 million in 2007, 2006 and 2005, respectively. Mexico had depreciation and amortization of $17.5 million, $17.7 million, and $16.8 million in 2007, 2006, and 2005, respectively.

Liquidity and capital resources

The following table sets forth a summary of the Company’s cash flows for the periods indicated.

	Year ended December 31,
(Dollars in millions)	2007	2006	2005

Operating Activities	$43.4	$40.9	$46.1
Investing Activities	(30.5)	(15.6)	(10.9)
Financing Activities	(29.1)	(55.0)	13.4

Year ended December 31, 2007 compared to the year ended December 31, 2006

Net cash provided by operating activities was $43.4 million for the year ended December 31, 2007 as compared to $40.9 million for 2006, an increase of $2.5 million. The increase in operating activities cash resulted from a favorable change of $27.3 million in net income, partially offset by unfavorable changes of $10.9 million in non-cash items affecting net income, $13.0 million change in net working capital, and $0.9 million change in non-current accounts.

Non-cash items affecting net income were unfavorable by $10.9 million in 2007 primarily due to our election to pay cash interest on the Floating Rate Senior Notes (instead of making interest payments “in kind”), the April 2007 refinancing of those notes to solely cash paying notes, and lower deferred financing expense, partially offset by increased depreciation expense and decreased benefit from deferred taxes.

Changes in non-current accounts had an unfavorable impact on cash of $0.9 million. This was mainly due to increased long term liabilities in 2006 which were mostly pension related, partially offset by a favorable movement in other comprehensive income, and a reclassification of deferred taxes from long term to other current assets in 2007.

The change in net working capital was a use of cash of $5.9 million in 2007 compared to a source in 2006 of $7.1 million, an increase in the use of cash of $13.0 million. Increases in accounts receivable, inventories, and other current assets exceeded increases in accounts payable and other current liabilities in 2007, leading to the $5.9 million use of cash. This is due in part to higher selling prices, increasing accounts receivable balances and high raw material costs increasing both inventory and accounts payable. We expect working capital to continue to increase in 2008 as we raise prices and incur higher raw material costs.

Total inventories increased $8.6 million from December 2006 levels as the result of higher raw material costs. Days of inventory on hand increased 4 days as a result. The following chart shows its historical performance:

	2007	2006	2005

Inventory Days on Hand	61	57	63

The Company and the Union in Mexico reached an agreement, which was ratified by the Union on March 27, 2007. As a result, the Company paid approximately $0.9 million for the severance and benefits for the elimination of 27 personnel and approximately $0.5 million for benefit reductions for continuing employees, all in the second quarter of 2007.

Net cash used for investing activities was $30.5 million for the year ended December 31, 2007, compared to $15.6 million for 2006, an increase in the use of cash of $14.9 million. This was mainly due to increased capital spending related to the cogeneration project in Coatzacoalcos, Mexico, and the purchase of assets from Rhodia related to the early cancellation of the pharma sales agency agreement. As of December 31, 2007, we expended $14.5 for the cogeneration project which remained on budget and on schedule.

Net cash used for financing activities for the year ended December 31, 2007, was a use of $29.1 million, compared to a use of $55.0 million in 2006, a decrease of $25.9 million. This was primarily due to $38.4 million less Term Loan principal payments made in 2007 versus 2006, and $12.9 million of regular quarterly dividends paid on the common stock during 2007.

Year ended December 31, 2006 compared to the year ended December 31, 2005

Net cash provided by operating activities was $40.9 million for 2006 as compared to $46.1 million for 2005, a decrease of $5.2 million. The decrease in operating activities is primarily due to $21.1 million lower net income as described earlier, offset by favorable changes of $5.4 million in non-cash items affecting net income, $6.6 million in net working capital, and $4.0 million in non-current accounts.

Non-cash items affecting net income were favorable by $5.4 million primarily due to the higher interest on our Floating Rate Senior Notes, and increased deferred financing resulting from our debt retirement. These affects were partially offset by reduced deferred taxes.

The change in net working capital is a source of cash of $7.1 million in 2006 compared to a source in 2005 of $0.5 million, an increase of $6.6 million. The net source of $7.1 million in 2006 is due to the following:

$0.4 million higher accounts receivable;

$0.6 million lower net other current assets and other current liabilities primarily from lower interest payable due to the reduced level of debt and lower income taxes payable due to the offset of prepaid income tax in Mexico;

$2.4 million higher accounts payable as the result of normal business operating activities; and

$5.7 million lower inventory described below:

Total inventories decreased $5.7 million from December 2005 levels as the result of planned reductions after completion of the major non-annual maintenance outages at our Coatzacoalcos and Geismar facilities in the first half of 2006. Days of inventory on hand decreased 6 days as a result of this action. The following chart shows its historical performance:

	2006	2005	Aggregated 2004

Inventory Days on Hand	57	63	53

Changes in non-current accounts had a favorable impact on cash of $4.0 million. This was due to increased long term liabilities, mostly pension related, a favorable change in deferred profit sharing in Mexico (in 2005 there was a $2.1 million reduction in long term deferred profit sharing due to tax law changes).

We entered into management retention bonus agreements with certain executives which provided, upon the successful completion of our IPO, for a total bonus of $4.6 million. We expensed $2.5 million of this amount in the fourth of quarter 2006, the remainder to be expensed over 2007, 2008 and the first quarter of 2009.

Net cash used for investing activities was $15.6 million for 2006, compared to $10.9 million for 2005, a reduction in cash of $4.7 million. This is due to increased capital spending, some of which is related to the cogeneration project in Coatzacoalcos, the completion of the information technology separation from Rhodia, and packaging and yield improvement projects at Nashville and Waterway facilities in the United States. It was expected that capital spending will continue to run below depreciation levels, although 2007 will see a substantial increase compared to the last two years due to the cogeneration project.

Net cash from financing activities for 2006 was a use $55.0 million, compared to source of cash of $13.4 million in 2005, a decrease of $68.4 million. In 2006 there were net proceeds of $87.2 million as a result of the IPO, after deducting for underwriting discounts, commissions, and expenses. The funds were used to call $83.3 million principal of Floating Rate Senior Notes and pay related call premiums and penalties. The company made principal payments on the Term Loan of $58.9 million of which $17.9 million was the excess cash flow payment required five days after issuance of the 2005 annual audited financial statements, as defined in our credit agreement, voluntary prepayments of $38.9 million and required principal payments of $2.1 million. The financing activities during the year ended December 31, 2005 were attributable to the Company electing to borrow the remaining $42.0 million of our Term Loan under our senior credit facility to retire the $17.0 million outstanding on our revolving credit facility, along with term loan principal payments of $11.7 million. In February 2005 we completed a private offering of $120 million Floating Rate Senior Notes, the proceeds of which, less fees and expenses, were distributed to stockholders.

Other liquidity

In November 2006, we successfully completed the IPO, selling 8.0 million primary shares at $12 per share. Net proceeds plus cash on hand were used for the following:

1.	Called in December 2006 $83.3 million principal of Floating Rate Senior Notes and paid related premiums of $3.6 million and interest of $0.8 million.

2.	Made $38.9 million of voluntary repayments on our Term Loan in October and November of 2006. As a result, the Company was not required to make an excess cash flow payment for full year 2006.

3.	Paid Bain Capital $13.2 million in November 2006 to terminate our advisory agreement as permitted under the agreement upon the consummation of an IPO.

4.	Paid IPO related expenses in November and December of 2006, including management retention bonuses of $2.5 million.

In 2007 and 2006 total debt was reduced $15.3 million or 3.8% and $129.0 million or 24.4% to $384.5 million as of December 31, 2007. Net debt (short term and long term debt net of cash) was $368.8 million as of December 31, 2007. Total debt comprised borrowings of $128.5 million of Term Loan under our bank senior credit facility, $190.0 million Senior Subordinated Notes, and $66.0 million Senior Unsecured Notes. In addition, as part of our bank senior credit facility, we also have a $50.0 million revolving credit line, of which up to $20.0 million may be used for letters of credit.

Funds are available for continuous borrowing under our senior credit facility revolving credit line, subject to satisfaction of certain conditions and the absence of default. We expect that our primary liquidity requirements will be for debt service, capital expenditures and working capital. As of December 31, 2007, $45.9 million remained available under the revolving credit facility to finance working capital needs, as there were no amounts outstanding except for $4.1 million issued under our letter of credit sub-facility. However, the Company borrowed $9.0 million on the revolving credit facility on January 28, 2008 for working capital purposes. The commitments under the revolving credit line will expire on August 14, 2009. We will be able to repay revolving credit loans and reborrow amounts that are repaid up to the amount of the revolving credit commitment then in effect, subject to the debt agreement provisions. The outstanding amount of the Term Loan (at year end 2007) is repayable by its terms in quarterly installments of approximately $0.3 million through September 30, 2009 and four quarterly installments of approximately $31.6 million thereafter with final payment due August 13, 2010.

In February 2008, Innophos Mexicana, one of our subsidiaries, secured a $6.0 million letter of credit facility for suppliers under contractual arrangements.

The interest rate on the borrowings under the senior credit facility is predicated upon the absence of any material adverse change in our financial condition as well as the absence of any financial covenants defaults as defined. As of December 31, 2007, no material adverse change had occurred and we believe that we were in compliance with the facility’s covenant requirements.

As indicated elsewhere, the current recommendation of management and the policy of our Board of Directors is to pay a quarterly dividend on our common stock at an annual rate of $0.68 per share. That policy may change and is subject to numerous conditions and variables. See the section entitled “Dividends.”

We believe that the cash generated from operations and availability under our revolving credit facility will be sufficient to meet our debt service, capital expenditures and working capital requirements for at least the next twelve months. Subject to restrictions in our senior credit facility and the indentures governing the notes, we may incur more debt for working capital, capital expenditures, and for other purposes.

Capital expenditures

We spent $28.4 million in 2007 on projects that were capitalized. Additionally, we spent $31.4 million in 2007 on maintenance projects that were expensed during the year. Of this $31.4 million, $5.4 million was related to planned major non-annual maintenance expenses. These amounts compare to $15.6 million of 2006 capitalized projects and $36.3 million of maintenance projects that were expensed during the year of which $3.6 million was related to planned major non-annual maintenance. We expect our capital expenditures to continue to run below depreciation levels.

Contractual obligations and commercial commitments

The following table sets forth our long-term contractual cash obligations as of March 31, 2008 (dollars in thousands):

	Years ending December 31,
Contractual Obligations	Total	2008	2009	2010	2011	2012	Thereafter

Senior credit facility(1)	$142,000	$14,996	$32,540	$94,464	$0	$0	$0
2004 Senior Subordinated Notes
Due 2014(2)	301,714	16,863	16,862	16,863	16,862	16,863	217,401
Future service pension benefits	8,265	475	562	623	682	774	5,149
Other(3)	553,609	62,404	51,299	51,299	51,299	51,299	286,009
Operating leases	19,416	4,579	3,698	3,171	2,588	1,856	3,524
Senior Unsecured Notes Due 2012(4)	94,215	6,270	6,270	6,270	6,270	69,135	0
Total	$1,119,219	$105,587	$111,231	$172,690	$77,701	$139,927	$512,083

(1)	Amounts do not include variable rate interest payments, any voluntary principal prepayments, and excess cash flow requirements as defined by the credit agreement. Estimated annual interest payments would be approximately $9.8 million assuming a 6.8% interest rate. The Company made a payment of $0.5 million on March 29, 2008. Amounts include $14.0 million borrowed under the $50.0 million revolving portion of the senior credit facility which has also issued approximately $4.5 million of letters of credit under the sub-facility which reduces the available credit to $31.5 million as of March 31, 2008. Balances exclude the additional borrowings under the revolving portion of the credit facility made on April 1, 2008 of $5.0 million and April 24, 2008 of $5.0 million and a subsequent repayment of $5.0 million on May 5, 2008.

(2)	Amounts include fixed rate interest payments at 8.875% for years 2008 and thereafter.

(3)	Represents minimum annual purchase commitments to buy raw materials and 2008 energy commitments from suppliers.

(4)	Represents the $66.0 million Senior Unsecured Notes which were issued on April 16, 2007. Amounts include fixed rate interest payments at 9.5% for years 2008 and thereafter.

Critical accounting estimates and policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for bad debts, the recoverability of long-term assets such as goodwill and intangible assets, depreciation and amortization periods, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Claims and legal proceedings

The categories of asserted or unasserted claims for which the Company has estimated a probable liability and for which amounts are estimable are critical accounting estimates.

Deferred taxes

Deferred taxes are accounted for by recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements. Accordingly, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are assessed for recoverability and a valuation allowance is considered necessary if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We will continue to analyze our current and future profitability and probability of the realization of our deferred tax assets in future periods. If we determine that we will be able to utilize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be reversed to income in the period such determination is made.

Valuation of goodwill and long-lived assets

Goodwill represents the excess of the acquisition cost over the fair value of net assets of the businesses acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires periodic tests of the impairment of Goodwill. SFAS No. 142 requires a comparison, at least annually, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. The annual goodwill impairment review for us is conducted during the fourth quarter of each year. We use a discounted cash flow approach based on forward-looking information of revenues and costs as well as appropriate discount rates for each reporting unit.

Long-lived assets including property, plant and equipment and amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. Impairments to long-lived assets to be disposed of are recorded at the lower of the carrying amount or fair value less costs to sell. The determination whether or not these assets are impaired and the corresponding useful lives of these long-lived assets requires significant judgment.

Stock-based compensation expense

Our compensation programs can include share-based payments. In 2007, 2006 and 2005, the primary share-based awards and their general terms and conditions are as follows:

•

Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of Innophos common stock at an exercise price per share set equal to the market price of Innophos common stock on the date of grant.

•

Restricted stock grants, which entitle the holder to receive, at the end of each vesting term, a specified number of shares of Innophos common stock, and which also entitle the holder to receive dividends paid on such grants throughout the vesting period.

•

Performance share awards which entitle the holder to receive, at the end of a vesting term, a number of shares of Innophos common stock, within a range of shares from zero to a specified maximum, calculated using a three year future average return on invested capital (i.e. the three year period 2008-2010 for a 2007 award) as defined solely by reference to the Company’s own activities. Dividends will accrue over the vesting period and are paid on performance share awards when fully vested.

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” The Company was required to use the prospective transition method, therefore, prior period results were not restated. Prior to the adoption of SFAS 123(R), stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

In connection with its IPO, the Company effected a recapitalization, through an amendment to our certificate of incorporation to declare a reverse stock split to reduce the number of Class A Common Stock and Class L Common Stock and reclassify the Class A Common Stock and the Class L Common Stock to a single class of common stock. As a result of the recapitalization, the historical stock option strips originally granted on April 1, 2005 under the Innophos Holdings, Inc. 2005 Stock Option Plan, or 2005 Plan, were converted, as required under the terms of the original plan, to 1,116,944 stock options of the new class of common stock currently outstanding with the same vesting schedule. The exercise price is $2.55 per option. The Company accounts for the options granted prior to the adoption of SFAS No. 123(R) under the 2005 Plan using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The valuation method that the Company used under SFAS No. 123 dictated the transition method that the Company used under SFAS No. 123(R). As permitted under SFAS No. 123, the Company valued its stock options at the grant date using the minimum value method. Because the Company used the minimum value method under SFAS No. 123, we adopted SFAS No. 123(R) using the prospective transition method and therefore, prior periods were not restated and we have not recognized in the financial statements the remaining compensation cost calculated under the minimum value method. The determination of the fair value of the underlying common stock used to determine the exercise prices for the stock options granted on April 1, 2005 was performed contemporaneously with the issuance of these common stock option grants.

Under the prospective transition method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS No. 123(R). The Company will continue to account for the 2005 Plan outstanding awards under Accounting Principles Board Opinion No. 25, or APB 25, until they are settled or modified. Upon the adoption of SFAS No. 123(R) and through December 31, 2006 the Company did not modify any existing stock option awards that were granted under SFAS No. 123. In the third quarter of 2007 the Company made a modification to the 2005 Plan stock option awards granted under APB 25, however the modification did not result in any incremental fair value adjustment and, thus, no compensation expense.

The fair value of the options granted during 2007 was determined using the Black-Scholes option-pricing model. The assumptions used in the Black-Scholes option-pricing model were as follows:

Non-qualified stock options	Year ended December 31, 2007

Expected volatility	36.8%
Dividend yield	4.5%
Risk-free interest rate	4.2%
Expected term	6 years
Weighted average grant date fair value of stock options	$3.97

Performance shares	Year ended December 31, 2007

Expected volatility	34.4%
Dividend yield	4.5%
Risk-free interest rate	3.9%
Expected term	3 years
Weighted average grant date fair value of performance shares	$13.28

Since Innophos Holdings, Inc. is a newly public entity and has limited historical data on the price of its publicly traded shares, the expected volatility for the valuation of its stock options and performance shares was based on peer group historical volatility data equaling the expected term. The expected term for the stock options is based on the simplified method as prescribed by Staff Accounting Bulletin No. 107, or SAB 107, since the Company has limited data on the exercises of stock options and these stock options qualify as “plain vanilla” stock options as outlined in SAB No. 107. The expected term for the performance shares is a 3 year cliff vesting. The dividend yield is the expected annual dividend payments divided by the average stock price up to the date of grant. The risk-free interest rates are derived from the U.S. Treasury securities in effect on the date of grant whose maturity period equals the options expected term. The Company applies an expected forfeiture rate to stock-based compensation expense. The estimate of the forfeiture rate is based primarily upon historical experience of employee turnover. As actual forfeitures become known, stock-based compensation expense is adjusted accordingly. Declared dividends will accrue on the performance shares and will vest over the same period.

On November 2, 2006, the Company’s Board of Directors awarded 173,568 shares of restricted stock with a fair value of $2.1 million to directors and certain executive officers. These awards are classified as equity awards and vest over nine quarters in equal installments of 11.11% per quarter beginning January 1, 2007. Declared dividends will accrue on the restricted stock and will vest over the same period. Upon vesting, the restricted stock will convert into an equivalent number of shares of common stock. The related compensation expense is based on the date of grant share price of $12. The compensation expense is amortized on a straight-line basis over the requisite service period. The Company recognized approximately $0.2 million and $0.9 million of compensation expense in 2006 and 2007, respectively. There were 173,568 unvested shares granted as of December 31, 2006. As of December 31, 2007, there are 96,428 unvested shares and 77,140 shares which have vested.

Pension and post-retirement costs

The Company maintains both noncontributory defined benefit pension plans and defined contribution plans that together cover all U.S. and Canadian employees.

In the United States, salaried and most hourly employees are covered by a defined contribution plan with a 401(k) feature. The plan provides for employee contributions, company matching contributions, and an age-weighted annual company contribution to eligible employees. Union-represented hourly employees, at our Nashville site, are covered by a traditional defined benefit plan providing benefits based on years of service and final average pay. On April 26, 2007, the Company and the Union for the hourly employees at our Nashville facility agreed that it would freeze its defined benefit pension plan (the “Plan”) as of August 1, 2007. The accrual of additional benefits or increase in the current level of benefits under the Plan ceased as of August 1, 2007, after which the Nashville union employees now participate in the Company’s existing non contributory defined contribution benefit plan. All plans were established by Innophos in 2004.

In Canada, salaried employees are covered by defined contribution plans which provide for company contributions as a percent of pay, employee contributions, and company matching contributions. Union-represented hourly employees are covered by a defined benefit plan providing benefits based on a negotiated benefit level and years of service.

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and the expected long-term rate on plan assets. These assumptions require significant judgment and material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in levels of benefits provided, and changes in asset levels. Such assumptions are based on benchmarks obtained from third party sources.

As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our net periodic benefit cost for our pension and post-retirement plans by approximately $110. A 1% decrease in our expected rate of return on plan assets would increase our pension plan expense by $105.

Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company is January 1, 2008. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of SFAS No. 157 for one year for certain non-financial assets and liabilities and remove certain leasing transactions from its scope. The Company is currently assessing the impact of this standard, but would not expect SFAS No. 157 to have a material impact on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company) and interim periods within those fiscal years. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company has not elected the fair value option for eligible items that existed as of January 1, 2008.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007, which for the Company is January 1, 2008. The Company does not anticipate the adoption of EITF 06-11 will have a material effect on its consolidated financial position or results of operations.

In June 2007, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” that would require nonrefundable advance payments made by the Company for future R&D activities to be capitalized and recognized as an expense as the goods or services are received by the Company. EITF Issue No. 07-3 is effective for the Company with respect to new arrangements entered into beginning January 1, 2008. The Company is currently evaluating the impacts and disclosures of this standard, but would not expect EITF Issue No. 07-3 to have a material impact on its consolidated financial position or results of operations.

In December 2007, the FASB ratified EITF Issue No. 07-01 “Accounting for Collaborative Arrangements” (EITF No. 07-01). EITF No. 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer” EITF No. 07-01 is effective for fiscal years beginning after December 15, 2008, which for the Company is January 1, 2009. The Company has not yet completed its evaluation of EITF 07-01, but does not currently believe that it will have a material impact on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” which changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. SFAS No. 141R is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decrease in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be to applied retrospectively to all periods presented. The Company does not currently believe that it will have a material impact on its consolidated financial position or results of operations.

Selling stockholders

Unless otherwise noted, the following table sets forth information as of March 31, 2008 regarding the beneficial ownership of the common stock held by the selling stockholders.

Common stock
	Shares beneficially owned before this offering(1)		Number of shares offered(4)	Shares beneficially owned after this offering
Name	Number of shares	Percentage of class		Number of shares	Percentage of class

Principal stockholders:
Bain Capital(2)	10,088,039	48.3%	4,000,000	6,088,039	29.1%
Stephen Zide(3)	—	—	—	—	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days (of March 31, 2008) are deemed outstanding. Shares subject to options, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	According to Company information and a Schedule 13G dated February 14, 2008 filed jointly by reporting persons consisting of (i) Bain Capital Fund VII, LLC, a Delaware limited liability company (“Fund VII LLC”), (ii) Bain Capital Fund VIII, LLC, a Delaware limited liability company (“Fund VIII LLC”), (iii) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), (iv) BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III LLC”), (v) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”), and (vi) BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B LLC”), the reporting persons may be deemed to hold sole voting and investment power over the number of shares being reported (in the amounts as indicated in the schedule).

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P. (“BCP VII”), which is the sole general partner of Bain Capital VII Fund, L.P. (“Fund VII”), which is the managing and sole member of Fund VII LLC. BCI is the sole general partner of Bain Capital Partners VIII, L.P. (“BCP VIII”), which is the sole general partner of Bain Capital Fund VIII, L.P. (“Fund VIII”), which is the managing and sole member of Fund VIII LLC. BCIP Associates III, a Cayman Islands partnership (“BCIP III”), is the manager and sole member of BCIP III LLC. BCIP Trust Associates III, a Cayman Islands partnership (“BCIP Trust III”), is the manager and sole member of BCIP T III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”), is the manager and sole member of BCIP III-B LLC. BCIP Trust Associates III-B, a Cayman Islands partnership (“BCIP Trust III-B”), is the manager and sole member of BCIP T III-B LLC. BCI is the managing partner of each of BCIP III, BCIP Trust III, BCIP III-B, and BCIP Trust III-B.

BCI, by virtue of the relationships described above, may be deemed to beneficially own the shares held by the funds listed above. BCI disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

(3)	See footnote (2) above. Mr. Zide is a Managing Director of BCI and, accordingly, may be deemed to share in the voting and dispositive power of the shares owned by each of the Bain funds identified in that footnote. Mr. Zide disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest therein.

(4)	Assumes no exercise of the underwriters’ over-allotment option. In the event the underwriters’ over-allotment option is fully exercised, Bain Capital will own 5,488,039 shares of common stock after the offering, representing 26.3% of our common stock.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Oppenheimer & Co. are acting as representatives and joint book-running managers of the underwriters in the offering to which this prospectus supplement relates. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Oppenheimer & Co. Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	4,000,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 600,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting discounts and commissions

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the selling stockholders without over-allotment exercise	Paid by the selling stockholders with over-allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, the selling stockholders and management have agreed that, with limited exceptions, for a period of 60 days after the date of the final prospectus, they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. for a period of 60 days after the date of this prospectus. These restrictions shall not apply to sales of common stock in this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the “Securities Act.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ stock market, in the over-the-counter market or otherwise.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Belgium

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the securities has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each manager has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any securities, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the securities or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the issuer to be in violation of the Belgian securities laws.

France

Neither this document nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this document nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Israel

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;
(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;
(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;
(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;
(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);
(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and
(j)	an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this document or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this document or any other document relating to the securities offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and
(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden. This offering will be made to no more than 100 persons or entities in Sweden.

Switzerland

The securities offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The issuer has not applied for a listing of the securities being offered pursuant to this document on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The securities being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in securities.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. In addition, affiliates of Credit Suisse Securities (USA) LLC are holders of our Senior Unsecured Notes and affiliates of UBS Securities LLC are lenders under our senior credit facility.

Material U.S. federal income tax considerations

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the “Code,” the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information reporting and backup withholding tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a “U.S.-related person,” information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.